UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE MILLS CORPORATION
(Name of Subject Company)

THE MILLS CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

601148109
(CUSIP Number of Class of Securities)

Mark Dorigan and Mary Ellen Seravalli
Executive Vice Presidents and Co-General Counsels
The Mills Corporation
5425 Wisconsin Avenue
Chevy Chase, Maryland  20815
(301) 968-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company is The Mills Corporation, a Delaware corporation (“Mills” or the “Company”). The address of Mills’ principal executive office is 5425 Wisconsin Avenue, Chevy Chase, Maryland 20815, and the telephone number of Mills at that address is (301) 968-6000.

Securities

This solicitation/recommendation statement on Schedule 14D-9 relates to the shares of Mills common stock, par value $0.01 per share. As of February 26, 2007, there were 56,885,231 shares of Mills common stock issued and outstanding (which amount includes 110,660 shares of an aggregate of 289,255 restricted shares of common stock granted under Mills’ equity plans), and there were 265,522 shares of Mills common stock issuable upon or otherwise deliverable in connection with the exercise of outstanding options. As of February 26, 2007, there were 64,415,688 common units of limited partnership interest (“LP Units”) and 650,664 common units of general partnership interest (all of which are held by the Company) of The Mills Limited Partnership (“Mills LP”), a Delaware limited partnership and the Company’s operating partnership. Each LP Unit held by a limited partner of Mills LP may, under the circumstances and subject to the conditions set forth in the partnership agreement of Mills LP, be redeemed for one share of Mills common stock.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Mills, which is the subject company and the entity filing this statement, are set forth above under Item 1. Mills’ Internet address is www.themills.com. Information contained on Mills’ website does not constitute a part of this statement. The website address is an inactive text reference and is not intended to be an actual link to the website.

Tender Offer

This statement relates to the tender offer by SPG-FCM Ventures, LLC, a Delaware limited liability company (“Purchaser”), to purchase all of the outstanding shares of Mills common stock at a price of $25.25 per share, net to the sellers in cash without interest, on the terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated March 1, 2007, and the related letter of transmittal. Purchaser is a joint venture indirectly owned by Simon Property Group, Inc. (“Simon”) and by investment funds managed by Farallon Capital Management, L.L.C. (“Farallon”).

The tender offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 12, 2007 (the “merger agreement” or the “Simon/Farallon merger agreement”), by and among Mills, Mills LP, Purchaser, SPG-FCM Acquisition, Inc., a wholly owned subsidiary of Purchaser, and SPG-FCM Acquisition, L.P., a wholly owned subsidiary of SPG-FCM Acquisition, Inc. Pursuant to the merger agreement, Purchaser has agreed to make an offer to purchase all of the outstanding shares of Mills common stock at a price of $25.25 per share, net to the sellers in cash without interest, on the terms and subject to the conditions set forth in the merger agreement. Purchaser’s obligation to purchase shares tendered in the tender offer is subject to certain conditions, including the tender of a sufficient number of shares of Mills common stock so that Purchaser, Simon and Farallon collectively own a majority of the outstanding shares of Mills common stock on a fully diluted basis immediately following the consummation of the tender offer (with ownership excluding shares subject to option agreements unless those shares are purchased pursuant to those agreements) (the “minimum tender condition”).

If the tender offer is completed, the merger agreement provides that, subject to the terms and conditions set forth therein, SPG-FCM Acquisition, Inc. will merge with and into Mills, with Mills continuing as the surviving corporation. In this merger, all remaining outstanding shares of Mills common stock will be cancelled and converted into the right to receive $25.25 per share. Concurrently with this merger, SPG-FCM Acquisition, L.P. will merge with and into Mills LP, with Mills LP continuing as the surviving partnership. In this merger, holders of common units of Mills LP will receive $25.25 per unit in cash. Certain holders of LP Units meeting certain qualifications set forth in the merger agreement will have the option to exchange their LP Units for limited partnership units of Simon Limited Partnership, L.P. (“Simon OP”) based upon a fixed exchange ratio of 0.2110 Simon OP units for each LP Unit. If offering this election would reasonably be expected to delay the closing of the merger, then these eligible holders will instead receive a preferred limited partnership unit in Mills LP, which will carry only the right to elect the cash consideration of $25.25 per LP Unit or the Simon OP units offered to holders in the merger.

The initial expiration date for the tender offer is March 28, 2007, subject to extension in certain circumstances as required or permitted by the merger agreement and applicable law. The merger agreement also provides that, if the tender offer is completed but Purchaser and its Affiliates do not collectively own 90% or more of the outstanding shares of Mills common stock, then Purchaser will commence a subsequent offering period to acquire Mills common stock for a period not to exceed ten business days. During the subsequent offering period, if any, shares of Mills common stock not tendered and purchased in the tender offer may be tendered to Purchaser for the same consideration paid in the initial offering period of the tender offer.

In connection with the merger agreement, Mills entered into a Short Form Merger Option Agreement, dated as of February 12, 2007, with Purchaser and SPG-FCM Acquisition, Inc., granting Purchaser an option to purchase such additional shares of common stock of Mills as are authorized for issuance but not outstanding following the completion of the tender offer that may be exercised if, and for a number of shares so that, after the exercise of the option, Purchaser shall own at least 90% of the outstanding shares of common stock of Mills (after giving effect to the exercise of the option).

Additional information about the tender offer can be found in Item 3 and Item 8 of this document, and in the offer to purchase.

Simon and Farallon formed Purchaser for purposes of the transactions contemplated by the merger agreement, including the tender offer. The addresses and telephone numbers of the principal executive offices of Purchaser are c/o Simon Property Group, Inc., 225 W. Washington Street, Indianapolis, Indiana 46204, (317) 636-1600, and c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111, (415) 421-2132.

A copy of the merger agreement is attached to this document as Exhibit (e)(1) and is incorporated herein by reference in its entirety. A copy of the offer to purchase is attached to this document as Exhibit (a)(2). The terms and conditions of the tender offer, related procedures and withdrawal rights, and the description of the merger agreement and related documents described and contained in Sections 1, 2, 3, 4, 5, 7, 11 and 15 of the offer to purchase are incorporated by reference herein. A form of the letter of transmittal is attached to this document as Exhibit (a)(3) and is incorporated herein by reference in its entirety.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described below or incorporated by reference into this document, to the knowledge of Mills, as of the date of this document, there are no material agreements, arrangements or understandings relevant to the tender offer, the merger or the merger agreement, and no actual or potential conflicts of interest, between Mills and its affiliates and (1) Mills’ executive officers, directors or affiliates or (2) Purchaser or its executive officers, directors or affiliates.

Agreements with Purchaser, Simon and Farallon

The Merger Agreement.   The summary and description of the merger agreement contained in Section 11 of the offer to purchase, and the description of the conditions of the tender offer contained in Section 15 of the offer to purchase, are incorporated into this document by reference. These summaries and descriptions are qualified in their entirety by reference to the merger agreement, which has been filed as Exhibit (e)(1) to this document and is incorporated herein by reference.

The merger agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Mills, Mills LP or Purchaser. In particular, the assertions embodied in the representations and warranties contained in the merger agreement are qualified by information in confidential disclosure schedules provided by Mills and Mills LP to Purchaser in connection with the signing of the merger agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Mills and Mills LP, on the one hand, and Purchaser, on the other hand, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Mills, Mills LP or Purchaser.

The Credit Agreement.   On February 16, 2007, in connection with the execution of the merger agreement, Mills, Mills LP and certain subsidiaries of Mills entered into a Credit and Guaranty Agreement with Simon OP, as Administrative Agent and Collateral Agent. The summary and description of the credit agreement contained in Section 11 of the offer to purchase is incorporated into this document by reference. This summary and description is qualified in its entirety by reference to the credit agreement, which has been filed as Exhibit (e)(2) to this document and is incorporated herein by reference.

The Equity Commitment Letters.   In connection with the merger agreement, Simon OP and Farallon each delivered an equity commitment letter, dated February 12, 2007, to Purchaser. The summary and description of the equity commitment letters contained in Section 13 of the offer to purchase is incorporated into this document by reference. This summary and description is qualified in its entirety by reference to the equity commitment letters, which have been filed as Exhibits (e)(3) and (e)(4) to this document and are incorporated herein by reference.

The Simon OP Rollover Letter.   In connection with the merger agreement, Simon OP and Mills entered into a letter agreement, dated February 12, 2007, pursuant to which Simon OP agreed to issue the Simon OP units that may be required to effect the rollover election offered to holders of Mills LP Units in the merger. The summary and description of this letter agreement contained in Section 11 of the offer to purchase is incorporated into this document by reference. This summary and description is qualified in its entirety by reference to the letter agreement, which has been filed as Exhibit (e)(5) to this document and is incorporated herein by reference.

The Farallon Lockup Letter.   In connection with the merger agreement, Farallon and Mills entered into a letter agreement, dated February 12, 2007, pursuant to which Farallon agreed not to dispose of any shares of Mills common stock prior to the earlier of the completion of the tender offer and the termination of the merger agreement, subject to certain exceptions. The summary and description of this letter agreement contained in Section 11 of the offer to purchase is incorporated into this document by reference. This summary and description is qualified in its entirety by reference to the letter agreement, which has been filed as Exhibit (e)(6) to this document and is incorporated herein by reference.

The Option Agreement.   In connection with the merger agreement, Mills entered into a Short Form Merger Option Agreement, dated as of February 12, 2007, with Purchaser and SPG-FCM Acquisition, Inc., granting Purchaser an option to purchase certain shares of common stock of Mills that may be exercised if, and for a number of shares so that, after the exercise of the option, Purchaser shall own at least 90% of the outstanding shares of common stock of Mills. The summary and description of the option agreement contained in Section 11 of the offer to purchase is incorporated into this document by reference. This summary and description is qualified in its entirety by reference to the option agreement, which has been filed as Exhibit (e)(7) to this document and is incorporated herein by reference.

Confidentiality Agreements.   In connection with its exploration of strategic alternatives, Mills entered into confidentiality agreements with Simon, dated May 11, 2006, and with Farallon, dated October 27, 2006, which agreement was subsequently amended, and was amended and restated on November 14, 2006. In connection with Simon and Farallon’s proposal to acquire Mills received in February 2007, as described more fully in Item 4 of this document, and to comply with its obligations under Mills’ former merger agreement with Brookfield, Mills entered into new confidentiality agreements with Simon and Farallon, each dated February 7, 2007. Under these confidentiality agreements, Simon and Farallon agreed, subject to certain exceptions, to keep confidential any non-public information concerning Mills.

SF Piers Transaction.   SF Piers LLC, a Delaware limited liability company owned by Farallon Capital Management, L.L.C. and Shorenstein Properties LLC (“SF Piers”), is party to an assignment dated March 28, 2006, pursuant to which SF Piers 27-31, LLC, a Delaware limited liability company and indirect subsidiary of the Company (“Piers 27-31”), assigned to SF Piers its rights and obligations with respect to certain agreements relating to the development of certain piers in San Francisco, California. The assignment provided for an initial payment of $1 million to Piers 27-31, with additional payments of up to $8 million payable to Piers 27-31 upon satisfaction of certain milestones or contingencies. Farallon Capital Management, L.L.C., and Shorenstein Properties LLC have guaranteed certain payment obligations of SF Piers to Piers 27-31 under the assignment.

Effects of the Tender Offer and the Merger on Mills’ Equity Compensation Plans and Agreements and Arrangements between Mills and its Executive Officers and Directors

Certain members of Mills’ management and board of directors may be deemed to have interests in the transactions contemplated by the merger agreement that are in addition to or different from their interests as Mills stockholders generally. The Mills board of directors was aware of these interests, and considered them among other matters in approving the merger agreement and the transactions contemplated by the merger agreement. As described below, the consummation of the tender offer will constitute a change in control of Mills for purposes of determining whether Mills directors and executive officers are entitled to certain benefits.

Employment, Severance and Change in Control Agreements.   Mills had previously entered into employment agreements with the members of executive management that provide for payments and other benefits upon termination of the executive’s employment by Mills without “cause” or by the executive with “good reason” during the two-year period immediately following a “change in control” of Mills (and, in the case of D. Gregory Neeb, upon his resignation for any reason within one year following the occurrence of a change in control). “Good reason,” as defined in the employment agreements for the named executive officers other than Mr. Neeb, includes a resignation by the executive for any reason during the 30-day period immediately following the one-year anniversary of a change in control. The purchase of 50% of the outstanding voting shares of Mills common stock pursuant to the offer would constitute a change in control as that term is defined in the employment agreements.

If each of the executive officers is in fact terminated without cause or resigns for good reason immediately following the completion of the tender offer, the amount of cash severance payable to the executives under the employment agreements would be as follows: Mark S. Ordan, $4,994,878, D. Gregory Neeb, $1,907,672, Richard J. Nadeau, $2,391,128, and F. Scott Ball, $1,522,044 (we refer to Messrs. Ordan, Neeb, Nadeau and Ball as the “named executive officers”). These severance arrangements were approved by the compensation committee of the Mills board of directors as employment compensation, severance or other employee benefit arrangements.

The named executive officers are also entitled under the employment agreements to continued participation in any medical insurance and dental insurance plans in which they or their dependents participated as of the date of termination for two years following the date of termination.

Equity Compensation Plans.   Pursuant to the terms of the Company’s Amended and Restated 2004 Stock Incentive Plan (the “2004 Plan”), 1999 Stock Option Plan (the “1999 Plan”) and 1994 Amended and Restated Executive Equity Incentive Plan (the “1994 Plan” and, together with the 2004 Plan and the 1999 Plan, the “Equity Plans”), in the event of a “change in control” of Mills each then-outstanding share of restricted stock (a “Mills Restricted Share”) and each then-outstanding option (a “Mills Option”) to purchase, or stock appreciation right (whether or not cash settled) in respect of, shares of Mills common stock under the Equity Plans will, by the existing terms of the Equity Plans or the relevant award agreement, as applicable, and with no action on the part of Mills, become fully vested and exercisable, and in the case of restricted shares, all restrictions will lapse. Pursuant to the Equity Plans, the purchase of 50% (in the case of the 2004 Plan) or 20% (in the case of the 1994 Plan and 1999 Plan) of the outstanding voting shares of Mills common stock pursuant to the tender offer would constitute a change in control as that term is defined in the Equity Plans. In addition, all cash settled restricted stock units granted by Mills in respect of its common stock vest upon the occurrence of a “change in control” of Mills (as defined in the 2004 Plan) and restrictions thereon lapse. Upon the completion of the tender offer, each Mills Option will be cancelled in exchange for a payment to the holder thereof of an amount in cash equal to the amount, if any, by which $25.25 exceeds the exercise price of such Mills Option. As of the date of this document, Mills’ named executive officers hold the number of outstanding equity awards set forth on the table below:

Executive	Options	Restricted Shares	Restricted Stock Units	Stock Appreciation Rights
Mark S. Ordan	—	65,000	—	—
D. Gregory Neeb	50,020	5,000	—	50,000
Richard J. Nadeau	—	35,000	—	—
F. Scott Ball	—	14,000	10,000	—

The value in cash of the equity awards held by Mills’ executive officers, assuming a per-share price of $25.25, is set forth in the table below:

Executive	Options	Restricted Shares	Restricted Stock Units	Stock Appreciation Rights
Mark S. Ordan	—	$1,641,250	—	—
D. Gregory Neeb	$390,656	$126,250	—	$37,500
Richard J. Nadeau	—	$883,750	—	—
F. Scott Ball	—	$353,500	$252,500	—

The Company’s directors currently hold 70,000 Mills Restricted Shares, 13,000 restricted stock units, and 25,000 Mills Options with an aggregate value of such Mills Options of $39,480 assuming a per-share price of $25.25.

Effect of the Transaction on Employee Benefit Plans.   Pursuant to the Mills Executive Severance Plan, executives who do not have employment agreements and whose employment is terminated by Mills without “cause” or by the executive with “good reason” during the two-year period immediately following a

“change in control” of Mills will be entitled to receive severance payments in an amount equal to the sum of one year of annual base salary, their full target bonus under Mills’ annual incentive bonus plan plus a pro rata portion of their target bonus under Mills’ annual incentive bonus plan for the portion of the plan year preceding the date of termination.

Following a change in control of Mills, the Executive Severance Plan and the Mills Severance Plan (which covers employees who are not executive officers) may not be terminated or amended in a manner that is adverse to plan participants during the two-year period following a change in control of Mills.

The purchase of 50% of the outstanding voting shares of Mills common stock pursuant to the tender offer would constitute a change in control as that term is defined in the severance plans.

Director and Officer Indemnification and Insurance.   The merger agreement provides that, from and after the effective time of the merger, Purchaser and Mills will jointly and severally indemnify and hold harmless (as well as advance expenses), to the fullest extent that a Delaware corporation is permitted under applicable law to indemnify its own directors and officers, each director and officer of Mills with respect to any claim or action arising out of or pertaining to the negotiation, execution or performance of the merger agreement or the transactions contemplated by the merger agreement.

Purchaser also agreed in the merger agreement that all rights to indemnification and contribution existing in favor of, and all exculpations and limitations of personal liability of, directors and officers of Mills and all trustees, directors, officers and employees of Mills or any of its subsidiaries provided for in Mills certificate of incorporation and bylaws or any organizational documents of Mills’ subsidiaries, as well as any indemnification agreement, as in effect as of the date of the merger agreement, with respect to matters occurring at or prior to the effective time of the merger, shall continue in full force and in effect in accordance with their terms. The merger agreement further provides that, for a period of at least six years after the effective time of the merger, Mills will (and Purchaser will cause Mills to) use commercially reasonable efforts to cause to be maintained in effect, with respect to any acts or omissions that occurred at or prior to the effective time of the merger, directors’ and officers’ liability insurance coverage having the same or better terms and conditions as the directors’ and officers’ liability insurance coverage currently maintained by Mills. Notwithstanding the foregoing, in satisfying this obligation, Purchaser is not obligated to pay premiums per annum in excess of 200% of the aggregate amount per annum that Mills and its subsidiaries paid for such coverage in the last full fiscal year prior to the date of the merger agreement. Mills may elect in lieu of the foregoing insurance, prior to the effective time of the merger, to obtain and fully pay for a policy (providing coverage for these indemnified parties) with a claims period of at least six years from the effective time of the merger from an insurance carrier with the same or better credit rating as Mills’ current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope no less favorable than Mills’ existing policies with respect to matters existing or occurring at or prior to the effective time of the merger, as long as the cost thereof does not exceed 300% of the aggregate amount per annum that Mills and its subsidiaries paid for such coverage in the last full fiscal year. If such “tail” policy has been obtained by Mills prior to the effective time of the merger, Offeror and Mills shall maintain this policy in full force and effect for its full term and shall continue to honor Mills’ obligations thereunder. Prior to the execution of the merger agreement, Mills obtained such a “tail” policy providing coverage generally similar in amount and scope to that provided under its prior directors’ and officers’ liability insurance policies.

Certain Interests of Directors.   Two members of the Mills board of directors, Franz von Perfall and James C. Braithwaite, hold senior positions with KanAm USA, LLC or its affiliates, which we refer to collectively as “KanAm.” KanAm is a real estate developer and investment partnership sponsor headquartered in Germany and is a joint venture partner in many of the Company’s projects.

Laurence C. Siegel, Mills’ former chief executive officer and a member of the Mills board of directors, is an employee of an affiliate of Meadowland Limited Partnership, a joint venture relating to the Meadowlands Xanadu development project in which the Company is a limited partner and of which the Company was formerly managing general partner.

Certain members of the Mills board of directors also hold LP Units in Mills LP. As of January 31, 2007, Mr. Siegel held 556,793 LP Units, Harry H. Nick held 111,568 LP Units, Mr. von Perfall held 254,501 LP Units, Mr. Braithwaite held 358,688 LP Units directly, Braithwaite Family Partnership, of which Mr. Braithwaite is a general partner and has voting and investment power, held 27,994 LP Units, and Braithwaite Family Foundation, of which Mr. Braithwaite is the trustee, held 3,000 LP Units.

KanAm Joint Ventures.   Most of  the Company’s joint venture agreements with KanAm include put-call provisions, under which KanAm may be entitled, under certain circumstances, such as a change in control, to require that the Company buy its interest in the joint venture. Furthermore, several of  the joint venture agreements with KanAm also contain obligations for Mills to guarantee the payment of specified priority returns.

In the case of  the Great Mall and Opry Mills projects, an affiliate of KanAm has the ability to cause the sale of the property at any time, subject to Mills’ right of first refusal. If  Mills is unwilling or unable to purchase their interest, it may be required to sell the property at a time when it otherwise may not have wished to sell the project and will lose the revenues and profits that Mills otherwise would have earned on these properties.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Background

On January 6, 2006, Mills publicly announced that it would restate its audited financial results from 2000 through 2004 and its unaudited quarterly results for 2005 to correct certain accounting errors. On February 23, 2006, Mills announced that it did not expect to meet the March 16, 2006 deadline to file its annual report on Form 10-K for the year ended December 31, 2005, and that the 2005 Form 10-K would be filed after the audit committee of the Mills board of directors, with the assistance of Gibson, Dunn & Crutcher, LLP, its outside counsel, completed an independent investigation addressing certain pending restatements of the Company’s financial statements, and Ernst & Young LLP, the Company’s independent auditors, completed audit procedures relating to the 2005 financial statements and the prior period restated financial statements. In this February 23, 2006 announcement, Mills also indicated that additional adjustments to its financial statements might be necessary due to the restatement process, and that its earnings and funds from operations for 2005 would be significantly below the market’s expectations and that prior guidance relating to 2005 earnings and funds from operations should no longer be relied upon. Mills also noted that, under the terms of its credit facility with JPMorgan Chase Bank, N.A., it was obligated to complete the restatement of its financial statements by April 1, 2006, and that it was seeking an extension of this deadline, waivers of any covenant defaults under the credit facility and additional sources of funds to preserve liquidity.

As part of its continual review of strategic alternatives and given the circumstances surrounding the restatement of its financial statements, Mills announced on February 23, 2006 that its board of directors had decided to explore strategic alternatives to enhance stockholder value, and that it had retained J.P. Morgan Securities Inc. (“JPMorgan”) and Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisors and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Hogan & Hartson LLP, and Willkie Farr & Gallagher LLP as legal advisors to assist in this process. Mills also announced that, on February 15, 2006, its board of directors had formed an oversight committee of three independent directors, Edward S. Civera, John M. Ingram and Robert P. Pincus, to oversee and provide advice to management regarding strategic initiatives, and provide oversight and coordination as to matters arising out of or relating to the restatement of the Company’s financial statements. The independent members of the board of directors also retained Latham & Watkins LLP as legal advisors to assist in the process.

Starting in February 2006, Mills commenced preliminary exploratory discussions with a variety of parties, including Simon, regarding possible transactions involving Mills, its securities or all or a portion of its assets.

On March 17, 2006, Mills and Mills LP filed with the Securities and Exchange Commission (the “SEC”) a notification of late filing on Form 12b-25 stating that the Company’s 2005 Form 10-K would be filed late. On that date, Mills also notified the New York Stock Exchange (the “NYSE”) that its 2005 Form 10-K would be filed late. The NYSE notified Mills that it would commence suspension and delisting procedures if the 2005 Form 10-K had not been filed within six months after the filing due date, although it might, at Mills’ request, allow the securities of Mills listed on the NYSE to trade for up to an additional six months depending on specific circumstances.

Beginning on March 20, 2006, JPMorgan and Goldman Sachs contacted a number of parties on behalf of the Company that might be interested in acquiring all or part of, or investing in, Mills and its assets. Each potentially interested party was required to sign a confidentiality agreement that included customary “standstill” provisions before receiving access to due diligence information about Mills. Among the interested parties that entered into discussions with Mills during this period were Brookfield Asset Management Inc. (“Brookfield”), which signed a confidentiality agreement on May 9, 2006, and Simon, which signed a confidentiality agreement on May 11, 2006. In addition to Simon and Brookfield, approximately 40 parties, including public real estate investment trusts, domestic and international pension funds, private and public companies and financial sponsors, executed confidentiality agreements and performed various levels of due diligence over the course of the Company’s exploration of strategic alternatives. Interested parties who signed confidentiality agreements were provided with access to an online data room containing due diligence information, including material joint venture, loan and other agreements of the Company; corporate-level and property-level financial and operational information; and information about the Company’s real estate and employees.

On May 11, 2006, Mills and Mills LP filed with the SEC a notification of late filing on Form 12b-25 stating that their quarterly report on Form 10-Q for the quarter ended March 31, 2006 would be filed late.

Due in part to concerns about potential covenant defaults under its revolving and term loan facilities, Mills at this time was exploring the possibility of refinancing its credit facility pursuant to a new term loan, and, on May 1, 2006, entered into a commitment letter with Goldman Sachs Mortgage Company relating to such a loan. On May 19, 2006, Mills, Mills LP and certain subsidiaries of Mills entered into a Credit and Guaranty Agreement (the “Goldman Sachs credit agreement”) with Goldman Sachs Mortgage Company as Administrative Agent, Collateral Agent, Lead Arranger, Sole Bookrunner and Syndication Agent, pursuant to which Goldman Sachs Mortgage Company provided financing to Mills LP in the aggregate principal amount of approximately $1.484 billion in the form of a senior secured term loan. The proceeds of the senior term loan were applied to repay in full all amounts that were owing under Mills LP’s prior revolving and term loan facilities with JPMorgan Chase Bank, N.A., as well as indebtedness of certain subsidiaries, and to provide for working capital requirements and general corporate purposes of Mills LP and its subsidiaries in accordance with an approved budget. Goldman Sachs Mortgage Company also purchased existing mortgage and mezzanine indebtedness of certain Mills LP subsidiaries relating to the Discover Mills, Pittsburgh Mills and St. Louis Mills properties. The senior term loan had a maturity date of

December 31, 2006, with two extension options, which required Mills to consummate a recapitalization transaction, to enter into a plan to sell or recapitalize Mills, or to enter into a definitive merger agreement that would provide for the repayment of the senior term loan in full, in each case by December 2006. To be eligible for either extension alternative, Mills LP would also have to file its audited financial statements and prepare a budget approved by Goldman Sachs Mortgage Company.

In May 2006, JPMorgan and Goldman Sachs sent letters to a number of interested parties who had signed confidentiality agreements and demonstrated continued interest in a transaction with Mills, including Simon and Brookfield, informing them that the deadline to submit preliminary, non-binding indications of interest in acquiring all or part of, or investing in, Mills would be June 13, 2006. In early June 2006, Mills’ advisors sent an additional letter to those interested parties explaining certain assumptions that they would be expected to make in submitting their preliminary indications of interest, including certain assumed transaction costs, and requesting that bidders explain certain other assumptions underlying the valuations of their preliminary proposals.

On May 22, 2006, members of the Company’s management and board of directors attended the International Council of Shopping Center’s annual convention, held in Las Vegas, Nevada. During the convention, the representatives of Farallon, which had recently filed a Schedule 13D disclosing its beneficial ownership of 3,680,700 shares of Mills common stock, engaged in informal general discussions with certain of the Company’s officers and directors in attendance. From late May 2006 through October 2006, representatives of Farallon continued to maintain contact with the Company and periodically engaged in preliminary discussions about possible transactions involving the Company, its securities or all or a portion of its assets.

In mid-June 2006, Mills received preliminary indications of interest from 15 interested parties, including three proposals to acquire the entire Company, four to recapitalize the Company, and the remaining eight proposals to acquire different portfolios of the Company’s assets. Among these preliminary indications of interest were a preliminary and non-binding proposal from a potential non-strategic buyer (“Party X”) to acquire the entire Company and a preliminary and non-binding proposal from Brookfield to recapitalize the Company by purchasing unsecured convertible senior notes that would equate to an approximately 39% equity interest in the Company on a fully diluted basis. Simon did not submit a preliminary indication of interest in June 2006. All of the proposals that Mills received at this time were preliminary and non-binding, and were subject to significant assumptions and continued due diligence, in particular in relation to Mills’ financial position and obligations and the status of various securities litigation in which Mills was a defendant.

In June 2006, the Mills board of directors requested that the members of its audit committee, Edward S. Civera, Harry H. Nick, S. Joseph Bruno and Robert P. Pincus, act as a special committee to, among other things, review, analyze and present its findings to the board of directors regarding any strategic transaction.

Over the next several months, Mills and its advisors worked to provide information to interested parties that would allow them to submit final definitive proposals to acquire all or part of, or invest in, the Company. Interested parties consistently told Mills and its advisors that their ability to value Mills was restricted by several factors, including most importantly (1) their general desire not to acquire Mills LP’s Meadowlands Xanadu development project in New Jersey as part of a strategic alternatives transaction, (2) their uncertainty as to the potential risk of certain putative class action and other litigation against Mills relating to the ongoing restatement of its financial statements and the audit committee and SEC investigations relating to the restatement, and (3) the difficulty of completing their due diligence given the lack of audited financial statements for Mills’ fiscal year ended December 31, 2005. Mills sought to resolve these difficulties by, among other things, seeking to sell the Meadowlands Xanadu project, providing interested parties with information about the restatement and the investigations, including insurance information and hypothetical damages analyses based on various unproven assumptions, and working diligently with its independent auditors to complete the restatement.

On August 10, 2006, Mills and Mills LP filed with the SEC a notification of late filing on Form 12b-25 stating that their quarterly report on Form 10-Q for the quarter ended June 30, 2006 would be filed late. Mills also announced that it had substantially completed its internal accounting review, and described the principal accounting errors to which its restatement relates. Mills also announced that, on August 8, 2006, the Mills board of directors had concluded that material charges for impairments to certain assets were required under U.S. generally accepted accounting principles.

In connection with its exploration of strategic alternatives, Mills considered the possibility of selling its interests in Vaughan Mills (Ontario, Canada), St. Enoch Centre (Glasgow, Scotland) and Madrid Xanadú (Madrid, Spain) to Ivanhoe Cambridge, Inc. (“Ivanhoe”). The Company believed that Ivanhoe, which already owned a 50% interest in Vaughan Mills and St. Enoch Centre, placed a higher valuation on these properties than that generally attributed to them by other interested parties in the strategic alternatives process, who were mostly focused on North American assets and were less willing than Ivanhoe to value these properties using the generally lower capitalization rates for European assets. No other party had indicated an interest in purchasing these assets at a higher price or valuation. The Company and its advisors also believed that a sale of these foreign properties would allow the Company to reduce amounts outstanding under the Goldman Sachs credit agreement, and that the sale would not materially affect the broader strategic alternatives process or the interest of potential acquirors of the Company as a whole, who generally had indicated that they viewed these assets as non-core. On August 11, 2006, Mills signed a binding letter of intent to sell its interests in Vaughan Mills, St. Enoch Centre and Madrid Xanadú to Ivanhoe, and on October 5, 2006, Mills LP completed the sale of its interests in these properties to Ivanhoe for approximately $988 million, with net proceeds of approximately $486 million before transaction costs.

On August 11, 2006, Mr. Ettenger’s service as president of Mills was terminated. On September 30, 2006, Mr. Siegel retired and resigned as chief executive officer of Mills, and on October 1, 2006, Mr. Ordan was named chief executive officer and president of Mills.

On August 15, 2006, at Farallon’s request, representatives of Farallon met with members of the Mills board of directors to express Farallon’s views concerning the Company’s management, governance and other business issues in Farallon’s capacity as a significant stockholder.

Mills also explored a potential sale or recapitalization of the Meadowlands Xanadu project that would relieve Mills and Mills LP of financial obligations with respect to the project, and discussed the possibility of such a transaction with a number of interested parties, including Brookfield and Colony Capital Acquisitions, LLC (“Colony”), as part of a sale process for this project conducted by the Company’s financial advisors at the request of the board of directors. Mills believed that such a transaction would both protect Mills from the risk of significant losses and liabilities associated with the Meadowland Xanadu project and facilitate its strategic alternatives process by removing what potentially interested parties had identified as a major obstacle to receiving final proposals in that process. On August 22, 2006, Mills announced that it had signed a non-binding letter of intent with Colony and Kan Am USA Management XXII Limited Partnership, an affiliate of KanAm and Mills’ partner in the Meadowlands Xanadu project, providing for such a recapitalization, which letter of intent provided for a termination fee of up to $25 million payable by Mills to Colony in certain circumstances to allow for the possibility that another purchaser might emerge for the project. On November 22, 2006, Mills announced that it had completed this transaction with Colony and Kan Am. Pursuant to the transaction agreements, Mills was released or indemnified from its obligations related to the Meadowlands Xanadu project (other than liability for certain representations and warranties made in connection with the transaction, subject to customary baskets and survival periods limited to $25 million of distributions received in connection with the project), it agreed to subordinate the return of its prior capital contributions to the Meadowlands Mills Limited

Partnership to those made by Colony and Kan Am (as well as to an agreed upon priority distribution of future profits to be  made to Colony and Kan Am), two affiliates of Colony purchased, at a discounted cash price of $155 million, subordinated notes of Mills having an aggregate face amount of $175 million. Mills LP also placed in escrow and contributed $46.1 million for use by the project, representing Mills LP’s incremental project funding through the remainder of 2006, and repurchased for $9.6 million all of the outstanding Series D preferred units of Mills LP held by an outside investor. After the closing of the Meadowlands Xanadu transaction with Colony, Mr. Siegel became an employee of an affiliate of the joint venture managing the Meadowlands Xanadu project. He remains a director of the Company. Mr. Siegel did not participate in the Company’s negotiation and consideration of the Meadowlands Xanadu transaction with Colony and KanAm.

During the second half of 2006, the interested parties in the strategic alternatives process continued their due diligence investigation of the Company, and in particular sought further clarity on stockholder litigation and the status of the Company’s restated financial statements. The Mills board of directors met numerous times during this period to review the exploration of strategic alternatives and to discuss other matters. At a meeting of the board of directors held on September 8, 2006, the Company’s management and advisors reported that the exploration of strategic alternatives was at that point focused mainly on a smaller number of potential bidders who had invested significant time and effort in their due diligence of the Company, including Simon, Brookfield, Party X, and four other parties who were interested in a potential acquisition of the entire Company or of the “Landmark Mills” portfolio. The Company’s advisors also noted that Brookfield appeared to be interested in an acquisition of the Company as a whole, rather than pursuing its previous recapitalization proposal, and was performing the due diligence investigation necessary for such an acquisition. In addition, in August and September, 2006, representatives of Farallon engaged in preliminary discussions with the Company in their role as stockholders and in connection with potential transactions involving the purchase of certain Company assets. These discussions did not result in any formal plan or proposal.

On September 26, 2006, Mills requested a three-month extension of its listing privileges from the NYSE. On September 28, 2006, the NYSE notified the Company that it had granted the three-month extension.

At a meeting on October 4, 2006, the Mills board of directors discussed with the Company’s management and advisors allowing certain interested parties to enter into discussions with each other so that they could submit joint proposals to acquire the Company. Mills ultimately allowed two sets of bidders to form teams, including a team of Simon and Party X, which began working together to prepare a joint proposal to acquire the entire Company.

On or around October 5, 2006, Farallon, the Company’s largest stockholder, contacted the Company and its advisors and asked to enter into a confidentiality agreement with the Company in order to receive nonpublic information about the Company in connection with its strategic alternatives process. Farallon and Mills ultimately entered into a confidentiality agreement on October 27, 2006, and Mills began providing limited confidential information to and engaging in discussions with Farallon pursuant to this confidentiality agreement, which was subsequently amended and was then amended and restated on November 14, 2006, to provide for, among other things, a standstill provision.

On November 13, 2006, Mills announced that the audit committee of its board of directors had substantially completed its investigation relating to the restatement of the Company’s previously issued financial statements.

On November 21, 2006, Wachtell Lipton, as counsel to the Company, sent a draft merger agreement for the acquisition of the Company to six interested parties, including Brookfield, Simon and Party X.

On December 1, 2006, representatives of Farallon met with certain members of the Company’s management and board of directors, and the representatives of Farallon made a presentation outlining various alternatives to selling the Company.

On December 5, 2006, the Company settled certain litigation with Gazit-Globe Ltd. (“Gazit”), a major stockholder of the Company, by, among other things, agreeing to allow two Gazit nominees, Jon N. Hagan and Keith M. Locker, to stand for election to the Mills board of directors at the Company’s annual meeting of stockholders to be held on December 29, 2006. In addition to Messrs. Hagan and Locker, Mr. Ordan was nominated to the board and Mr. Bruno was re-nominated. In connection with this settlement, Gazit entered into a confidentiality agreement and began to participate in the Company’s strategic alternatives process.

The Mills board of directors met telephonically in the afternoon of December 15, 2006 to discuss the strategic alternatives process and other matters. That evening, during a conference call between representatives of Brookfield, management of Mills and JPMorgan, Brookfield informed Mills that it had completed its due diligence and was prepared to submit a proposal to acquire the Company. During the weekend of December 16 and 17, 2006, representatives of Brookfield discussed this potential proposal with members of the special committee of the Mills board, and on December 18, 2006, Brookfield submitted a proposal to acquire the Company by means of a merger at a price of $21.00 per share in cash. Thereafter, although the special committee was not formally dissolved, the Mills board of directors considered each development in the strategic alternatives process, and made all decisions relevant to that process, as a full board.

On December 19, 2006, Brookfield submitted a revised proposal letter to Mills containing the same terms. The proposal contemplated allowing the Mills stockholders to elect to retain up to 20% of the common stock of the surviving company in the merger, and indicated that Brookfield would consider allowing Mills LP unitholders a tax-free rollover of their units. The proposal also indicated that Brookfield would be willing to replace the Goldman Sachs Mortgage Company senior term loan upon signing a merger agreement, on terms more favorable to the Company. Brookfield noted in its proposal letter its concerns regarding the Company’s deteriorating cash position and its effect on the Company’s ability to capitalize on opportunities, and expressed a desire to move quickly to complete a transaction. Brookfield specified a deadline of December 28, 2006, for Mills to accept its proposal. Included with the proposal were Brookfield’s comments to the draft merger agreement that Wachtell Lipton had provided to interested parties on behalf of Mills.

On December 21, 2006, the Mills board of directors met to consider the Brookfield offer and the strategic alternatives process. At this meeting, the board of directors considered materials provided by JPMorgan and Goldman Sachs, the Company’s financial advisors, including their current analysis of the Company’s net asset value and certain analyses indicating that the Company’s funds from operations could be expected to be negative in 2007 and 2008 and that the Company’s cash balance could be expected to be negative by May 2007. JPMorgan and Goldman Sachs also described four asset purchase proposals that they expected to receive from other bidders, based on conversations with those bidders. After receiving the advice of management and its financial and legal advisors, the board determined to move forward with negotiations with Brookfield as to the price and terms of Brookfield’s offer, to seek to extend the deadline to accept Brookfield’s proposal, and to seek simultaneously to obtain final proposals from other interested parties in the strategic alternatives process.

On December 22, 2006, Wachtell Lipton sent, on behalf of Mills, a draft merger agreement to four interested parties, including Farallon and Gazit. This was in addition to the six parties who had received a draft of the merger agreement on November 21, 2006. Also on December 22, 2006, Brookfield sent a letter to the Mills board of directors reiterating its desire to conclude a transaction by December 28, 2006, and expressing its confidence that a definitive agreement could be negotiated by that date.

The next morning, Mr. Ordan sent a letter to Brookfield informing Brookfield that the Mills board of directors had authorized the Company and its advisors to move forward with negotiations with Brookfield, including as to price, expressing the Company’s readiness to conduct those negotiations expeditiously (without agreeing to Brookfield’s demand that the Company accept or reject its offer by December 28), and inviting Brookfield and its advisors to meet with the Company and its advisors that afternoon, December 23, 2006, to discuss open issues in the proposed merger agreement.

During late December 2006, representatives of Mills and Brookfield discussed the structure, terms and timing of Brookfield’s proposal. Also during this period, representatives of the Company and its advisors contacted other parties that had continued to express an interest in purchasing or investing in all or a portion of the Company and its assets to alert them that they might be asked to submit final proposals in short order. Although, earlier in the strategic alternatives process, the Company and its advisors had focused on pursuing a sale of the Company as a whole, at this time the Company was contemplating, and requesting proposals for, potential asset sales and recapitalizations, in order to increase its options to maximize stockholder value and in order to obtain proposals that would allow it to comply with its obligations under the Goldman Sachs credit agreement and/or pay off the Goldman Sachs credit agreement at its approaching maturity date.

On December 28, 2006, representatives of Brookfield and its counsel, Sidley Austin LLP, and the Company and its counsel, Wachtell Lipton, met to discuss the terms of Brookfield’s proposal, including the structure of the proposed acquisition and the potential terms of a new credit agreement. Representatives of the parties and their counsel had several follow-up conversations in the days following this meeting, and Brookfield revised certain structural aspects of its proposal to make it more attractive to Mills and more likely to be completed.

Also on December 28, 2006, Mills and Mills LP entered into a fourth amendment to the Goldman Sachs credit agreement. Pursuant to this amendment, subject to certain conditions, the lenders and Goldman Sachs Mortgage Company, as administrative agent, consented to the extension of the maturity date of the senior term loan from December 31, 2006 to March 31, 2007. The amendment required compliance with a new budget for the period through March 31, 2007 and, to provide additional liquidity during the extension period, required the consummation of a refinancing by January 15, 2007 of existing debt secured by certain properties of the Company and, with the approval of the administrative agent, refinancings of existing debt secured by Broward Mall, Cincinnati Mills, Franklin Mills and Liberty Plaza by February 28, 2007. Other requirements of the amendment included the filing of restated financial statements for 2005 with the SEC by January 31, 2007, and the filing of financial statements for 2006 by March 1, 2007, which due date could be extended to March 31, 2007 in certain circumstances. The amendment also required that the Mills board of directors approve, by February 15, 2007, a draft asset sale plan reasonably acceptable to the administrative agent that would provide sufficient proceeds to repay the amounts outstanding under the senior term loan by June 30, 2007. The amendment also included a new event of default triggered by a suspension of the Company’s listing privileges on the NYSE, and further required the Company to obtain an extension of NYSE listing privileges through April 2, 2007 by no later than February 27, 2007. Subject to compliance with the above requirements, the delivery of a new budget for the period through June 30, 2007 approved by the administrative agent by March 31, 2007 and certain other conditions, the maturity date of the senior term loan could be further extended until June 30, 2007.

On January 4, 2007, Mills sent bid instructions to seven parties (other than Brookfield) that had continued to express an interest in purchasing or investing in all or a portion of Mills and its assets, including Simon and Party X, inviting them to submit their final proposals by January 11, 2007. On January 5, 2007, Mills sent bid instructions to Gazit and Farallon, each of which had expressed interest in a recapitalization of the Company, informing them of the January 11 deadline and requesting that they be ready to submit final proposals for a recapitalization or acquisition of the Company by no later than that date, if invited to do so.

On January 9, 2007, Mills issued a current report on Form 8-K announcing that the audit committee of the Mills board of directors had completed its investigation into various issues related to the historical accounting policies and practices of Mills and Mills LP, disclosing the results of the investigation, including the anticipated impact of the restatement on the Company’s historical financial statements, and describing the remedial measures taken by Mills and Mills LP because of the investigation. On January 10, 2007, the Company provided unaudited drafts of the Company’s financial statements for the year ended December 31, 2005, and the notes thereto, to the interested parties in the strategic alternatives process who had been invited to submit final proposals, including Brookfield.

Over the week beginning January 8, 2007, representatives of Brookfield and its counsel, Sidley Austin LLP, and the Company and its counsel, Wachtell Lipton and Hogan & Hartson, continued to discuss the terms of the proposed Brookfield merger agreement and the proposed Brookfield credit agreement. Brookfield also continued to conduct further due diligence of the Company. After further diligence and consideration of the likely timing to close a merger transaction, Brookfield indicated that it would reduce the proposed consideration that it would offer to the Mills stockholders from $21.00 per share to $20.00 per share. On January 11, 2007, Brookfield submitted a formal written proposal indicating the revised $20.00 price.

Over a period from January 10, 2007 through January 15, 2007, Mills received seven additional written or oral proposals to acquire all or part of, or invest in, the Company and its assets. Including the Brookfield proposal that was received on January 11, 2007, Mills had received by this date two proposals for an acquisition of the entire Company, two proposals related to a recapitalization of the Company, and four proposals for acquisitions of a large portfolio of assets of the Company. Specifically:

•       Brookfield had submitted a written proposal (including a proposed merger agreement) to acquire all of the outstanding shares of Company common stock for $20.00 per share in a cash merger;

•       Simon and Party X had not yet submitted a formal proposal, but had orally indicated that they were considering the acquisition on a joint basis of all of the outstanding shares of Company common stock for a price not yet committed by Simon and Party X;

•       Farallon had submitted a written proposal for a recapitalization transaction in which it would purchase from the Company $499 million of additional shares of Mills common stock at $20.00 per share;

•       Gazit had submitted a written proposal for a recapitalization transaction in which it would: (1) purchase from Mills up to $500 million of additional shares of Mills common stock, the first $250 million of which would be purchased at $23.50 per share and the remaining $250 million of which would be purchased at $18.50 per share; and (2) provide a $600 million term loan commitment from Royal Bank of Canada and a $75 million revolving credit facility from Royal Bank of Canada; and

•       Four other proposals were submitted to acquire portfolios of assets of the Company consisting principally of the Company’s “Mills Landmark Center” properties (three proposals with equity purchase prices of approximately $1.84 to $1.925 billion) or the Company’s regional mall properties (one proposal with an equity purchase price of approximately $1.369 billion).

From January 8, 2007 through January 15, 2007, Mills and its advisors continued to negotiate with Brookfield and its advisors regarding the precise terms of the Brookfield merger agreement and the Brookfield credit agreement.

In addition, during this period, Mills and its advisors contacted Simon and Party X to determine whether Simon and Party X would be submitting a formal written proposal for the acquisition of the Company. On January 13, 2007, Simon and Party X, through their counsel, sent to Mills and its advisors a markup to the form merger agreement that had been sent to them on behalf of Mills. However, Simon and Party X did not include in their markup a price at which they would acquire Mills, though Simon indicated orally that it might be able to provide a proposal at approximately $21 per share. After receiving the merger agreement, Mills and its advisors negotiated with Simon and Party X regarding the terms and conditions set forth in the draft Simon/Party X merger agreement. Early in the morning of January 16, 2007, Wachtell Lipton sent a revised draft of the merger agreement to Simon and Party X and their legal advisors, along with a draft credit agreement based on the draft credit agreement that Mills was negotiating with Brookfield.

During this same period, the Company and its advisors also contacted the remaining bidders that had submitted written proposals, including Farallon and Gazit, seeking to improve the terms outlined in their proposals. Farallon’s written proposal was subject to the execution of the proposed term sheet by the Company,  execution of definitive agreements for the transaction and certain other specified terms and other conditions. The term sheet provided that it would automatically terminate if not executed by the Company on or before January 19, 2007. The Farallon term sheet was not executed by that date and terminated in accordance with its terms.

On January 16, 2007, the Mills board of directors met with representatives of management, JPMorgan, Goldman Sachs, Wachtell Lipton, Hogan & Hartson and Latham & Watkins, to discuss the proposals that the Company had received. The Company’s advisors summarized the terms of the proposals and the advantages, disadvantages and risks of each proposal. They also summarized the current discussions with Brookfield and the status of the proposed Brookfield merger agreement and credit agreement. At the end of the meeting, the board of directors determined that, based on the proposals that had been received and the circumstances of the Company, a sale of the Company was in the best interest of the stockholders of the Company and directed management to continue discussions with Brookfield, Simon and Party X to determine whether mutually agreeable transaction terms could be reached, and that Brookfield be requested to increase the proposed consideration to be paid to Mills stockholders to at least $21.00, as had previously been proposed.

On the evening of January 16, 2007, the Company continued its negotiations with Brookfield. During these discussions, Brookfield agreed to increase the consideration that it would pay in the transaction to $21.00 per share. Mr. Ordan also met with representatives of Simon to determine whether it would agree to submit a final proposal and transaction agreements to the Company for its review and consideration. Although Simon and its partner, Party X, had earlier indicated a potential valuation of approximately $21.00 per share, it now indicated that, without a partner for the transaction, it currently was not willing to proceed at a per share price in excess of the range of $18.00 to $20.00 per share.

On the morning of January 17, 2007, the Mills board of directors met telephonically with representatives of management, JPMorgan, Goldman Sachs, Wachtell Lipton, Hogan & Hartson and Latham & Watkins to discuss the proposed Brookfield merger agreement and the status of discussions with Brookfield. Management informed the Board that Brookfield agreed to increase the consideration to $21.00 per share, and that Simon had indicated that it was not interested in pursuing a transaction at that time at a price above $20.00 per share.

JPMorgan rendered to the Mills board of directors its opinion, confirmed by delivery of a written opinion dated January 17, 2007, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $21.00 per share cash consideration to be paid to holders of Mills common stock in the proposed Brookfield merger was fair, from a financial point of view, to such holders. The board of directors then unanimously resolved (with those directors affiliated with KanAm abstaining) to approve the Brookfield merger agreement, the Brookfield credit agreement and the transactions contemplated by such agreements, and to recommend that the Company’s stockholders vote to approve and adopt the Brookfield merger agreement and the transactions contemplated thereby. The board then instructed management to finalize the agreements and execute them. Promptly after the meeting of the Company’s board of directors, management of the Company executed the Brookfield merger agreement and the Brookfield credit agreement and issued a joint press release announcing the transaction. Also on the morning of January 17, 2007, Gazit submitted a revised proposal for a recapitalization of the Company at an average price per share of $22.00 and for a $150 million liquidity facility to be repaid from the proceeds of the $600 million rights offering outlined in Gazit’s prior proposal, which the board of directors did not consider to be a superior transaction to the Brookfield merger agreement and which expired by its terms at 5:00 p.m. on January 19, 2007.

In reaching its determination to approve the Brookfield merger agreement, the Brookfield credit agreement, and the transactions contemplated by such agreements, the Mills board of directors considered a number of factors in consultation with its outside legal and financial advisors and senior management, including the following:

•       the Company’s deteriorating liquidity situation, including management’s projections that the Company’s cash flow would be significantly negative in 2007;

•       the approaching maturity of the Goldman Sachs senior term loan, and the difficulty that the Company would likely face in extending or refinancing the senior term loan without current financial statements or an agreement to sell the Company or a significant portion of its assets;

•       the board of director’s knowledge of the Company’s financial situation, and its understanding of the status of the Company’s and its auditors’ preparation and review of certain historical financial statements;

•       the business, operations, properties and assets, financial condition, business strategy and prospects of Mills (as well as the risks involved in achieving those prospects), the nature of the industry in which Mills competes, industry trends and economic and market conditions, both on an historical and on a prospective basis;

•       the uncertain economic environment, Mills’ stock price volatility, market capitalization and liquidity, and the risks inherent in Mills’ business model, as well as the risks associated with the restatement of Mills’ financial statements (including stockholder litigation associated with the restatements, the related SEC and audit committee investigations, contractual defaults associated with the restatement and untimely filing of financial statements and the potential delisting of Mills common stock from the NYSE if such financial statements were not filed within a certain period of time);

•       the difficulties Mills faced in retaining management and other employees and in maintaining its corporate infrastructure in the face of uncertainty associated with the restatement of its financial statements, the SEC and audit committee investigations, stockholder litigation and the continuing strategic alternatives process;

•       the current and historical market prices of the shares of Mills common stock, and the fact that the $21.00 per share consideration represented a premium of approximately 18% over the closing price of the Company’s shares on $17.77 on January 16, 2007, the last trading prior to the date of the Brookfield merger agreement;

•       presentations from JPMorgan and the written opinion of JPMorgan, dated January 17, 2007, that the $21.00 per share cash consideration to be paid in the Brookfield merger to holders of Mills common stock in the merger was fair, from a financial point of view, to such holders;

•       the reasonably likelihood of the consummation of the merger in light of the limited conditions in the merger agreement to the obligations of Brookfield to complete the merger and the fact that the consummation of the merger was not contingent on Brookfield’s ability to secure financing;

•       the prospect that Mills stockholders would have the opportunity to receive up to a 20% continuing ownership interest in an entity that would hold substantially the same assets as the Mills;

•       the efforts made by the Mills board, management and their advisors to negotiate with Brookfield a credit agreement favorable to Mills and its stockholders and the financial and other terms and conditions of the Brookfield credit agreement, including the absence of certain requirements and conditions contained in the Goldman Sachs credit agreement as amended on December 28, 2006; and

•       the fact that Mills stockholders would have the right to dissent from the merger and to demand appraisal of the fair value of their shares under the Delaware General Corporation Law.

The Brookfield merger agreement provided that Brookfield would acquire the Company and Mills LP through two mergers for cash at a price of $21.00 per share. Under the terms of the Brookfield merger agreement, the Company would merge with and into a newly formed subsidiary of Brookfield, and Mills stockholders would receive $21.00 in cash for each share of Mills common stock. The Brookfield merger agreement also provided that, instead of receiving this cash consideration, Mills stockholders could elect to receive up to a maximum of 20% of the outstanding shares of a continuing public company that would hold all of the assets of the Company. Brookfield indicated that it expected to manage the continuing company pursuant to customary asset management and property management arrangements. Under the Brookfield merger agreement, the stock alternative would be subject to proration if holders of more than 20% of shares of Mills common stock elected to receive stock. If the holders of fewer than 10% of the shares of Mills common stock had made the stock election, then, under the Brookfield merger agreement, all shares of Mills common stock would be exchanged for cash in the merger.

The Brookfield merger agreement contained detailed provisions outlining the circumstances in which the Company could respond to acquisition proposals received from third parties, and circumstances in which the Company could terminate the Brookfield merger agreement to accept an alternative acquisition proposal. Specifically, the Brookfield merger agreement provided that, if the Company received a bona fide unsolicited written proposal to acquire the Company that a majority of the disinterested members of the Company’s board of directors determined was reasonably expected to result in, and was reasonably likely to lead to, a Superior Competing Transaction (as defined in the Brookfield merger agreement), then the board could enter into discussions and negotiations regarding such proposal. A Superior Competing Transaction was defined as a transaction to acquire the Company that:

•       a majority of the disinterested members of the Company’s board of directors determined in their good faith judgment (based on the advice of independent financial and legal advisors, and taking into account the payment of the termination fee and the expected timing of the competing transaction) was more favorable to the Mills stockholders than the merger consideration;

•       was reasonably likely to be completed (taking into account the conditions of the proposal and the identity of the offeror); and

•       did not require financing, had fully committed financing or, in the good faith judgment of the directors, was reasonably capable of being timely financed.

If the board of directors determined that a competing proposal was a Superior Competing Transaction, the Brookfield merger agreement allowed the board to terminate the agreement so long as:

•       the board provided Brookfield with three business days’ notice of its intent to do so;

•       the Company negotiated in good faith with Brookfield any amendment to the Brookfield merger agreement;

•       the board took into account any amendment to the Brookfield merger agreement agreed to by Brookfield or any irrevocable commitment to amend the merger agreement by Brookfield in determining whether the competing proposal was a Superior Competing Transaction; and

•       the Company paid a termination fee and expenses to Brookfield prior to such termination.

The termination fee payable to Brookfield increased over time depending on the date on which the merger agreement was terminated. The termination fee would be: (1) $40 million until March 1, 2007; (2) $65 million until April 15, 2007; (3) $95 million until July 1, 2007 and (4) $125 million afterward. Brookfield’s recoverable expenses would be in addition to the termination fee, but would be subject to a cap of $25 million.

In connection with the execution of the Brookfield merger agreement, Mills, Mills LP, certain subsidiaries of Mills and Brookfield also entered into a Restated Credit and Guaranty Agreement (the “Brookfield credit agreement”). The Brookfield credit agreement was an amendment and restatement of the Goldman Sachs credit agreement, pursuant to which Mills LP had an outstanding senior secured term loan with an aggregate principal balance of approximately $1.053 billion. The Brookfield credit agreement became effective upon Brookfield’s purchase of the senior secured loan from the lenders under the Goldman Sachs credit agreement, which purchase occurred on January 30, 2007. The Brookfield credit agreement provided Mills LP with a new revolving loan facility in an aggregate principal amount not to exceed $500 million and did not include the various requirements of the Goldman Sachs credit agreement relating to completing financial statements, consummating refinancings, or maintaining NYSE listing privileges. The proceeds of the revolving loan facility were used to pay certain fees due upon the replacement of the Goldman Sachs credit agreement, and to provide for working capital requirements and general corporate purposes of Mills LP and its subsidiaries in accordance with an approved budget. The senior secured loan and the revolving loan facility under the Brookfield credit agreement had a maturity date of January 31, 2008, which could be extended up to April 30, 2008 in certain circumstances.

In the evening of February 4, 2007, Mills received an unsolicited written proposal from Simon and Farallon to acquire Mills for $24.00 in cash per share. Simon and Farallon proposed to effect the acquisition by a tender offer to acquire all of the shares of Mills common stock for cash, followed by a merger in which non-tendering stockholders would receive the same consideration, and to offer holders of Mills LP Units the right to receive either $24.00 in cash per unit or a fixed number of units of Simon’s operating partnership at an exchange ratio based on the price of Simon common stock at the time a merger agreement was executed. The proposal also contemplated replacing the Brookfield credit agreement with a credit agreement executed by Simon. As part of its proposal package, Simon and Farallon delivered to Mills forms of the merger agreement, the credit agreement and other transaction agreements. Later that evening, Mills forwarded the Simon and Farallon proposal materials to Brookfield and its counsel for their review, as required by the Brookfield merger agreement.

On the morning of February 5, 2007, Mills issued a press release announcing that it had received a proposal from Simon and Farallon and indicating that the Mills board of directors, in accordance with its fiduciary duties and subject to and in accordance with the Brookfield merger agreement, would promptly consider the proposal.

On February 6, 2007, the Mills board of directors met telephonically with representatives of management, JPMorgan, Goldman Sachs, Wachtell Lipton, Hogan & Hartson and Latham & Watkins to consider the Simon/Farallon proposal. The primary differences between the transactions contemplated by the Brookfield merger agreement and the proposed Simon/Farallon merger agreement, as well as the primary differences between the Brookfield credit agreement and the proposed Simon credit agreement, were outlined and discussed. JPMorgan and Goldman Sachs discussed with the board the financial aspects of the Simon/Farallon proposal, including as to price, speed and likelihood of consummation. After consultation with its outside counsel and its independent financial advisors, the board unanimously determined (with those directors affiliated with KanAm abstaining), in accordance with the Brookfield merger agreement, that the Simon/Farallon proposal was reasonably expected to result in, and was reasonably likely to lead to, a Superior Competing Transaction (as defined in the Brookfield merger agreement), and directed Mills’ management and advisors to participate in discussions and negotiations with Simon and Farallon as to the proposal. Later that day, Mills issued a press release announcing this determination and contacted Simon and Farallon to discuss their proposal.

From February 6, 2007 to February 11, 2007, Mills and its legal advisors (Wachtell Lipton and Hogan & Hartson), Simon and its legal advisors (Fried, Frank, Harris, Shriver & Jacobson LLP), and Farallon and its legal advisors (Paul, Weiss, Rifkind, Wharton & Garrison LLP) negotiated the specific terms and conditions of the Simon/Farallon proposal, including the terms of the proposed merger agreement, credit agreement and related agreements.

On February 11, 2007, the Mills board of directors met telephonically with management, JPMorgan, Goldman Sachs, Wachtell Lipton, Hogan & Hartson and Latham & Watkins. Company management updated the board on the status of discussions with Simon and Farallon, and the remaining open issues with respect to the proposed Simon/Farallon merger agreement as well as the primary differences between the Brookfield merger agreement and the proposed Simon/Farallon merger agreement were discussed with the advisors. The terms of the proposed Simon credit agreement and the primary differences between the Brookfield credit agreement and the proposed Simon credit agreement were also discussed and reviewed. JPMorgan discussed with the board the revised financial terms of the proposed Simon/Farallon merger agreement and delivered its oral opinion to the effect that, as of that date and based on and subject to the matters described in its opinion, the $24.00 per share cash consideration to be received by holders of Mills common stock in the proposed Simon/Farallon tender offer and merger was fair, from a financial point of view, to such holders. The Company’s counsel advised that based upon the information provided, the board of directors could reasonably determine in the exercise of its business judgment that the Simon/Farallon proposal was a Superior Competing Transaction within the meaning of the Brookfield merger agreement. After further discussion, the Mills board of directors then resolved to determine, assuming receipt of a definitive offer from Simon and Farallon with terms substantially as described at the meeting, that the transactions contemplated by the Simon/Farallon offer were more favorable to Mills’ stockholders than the transactions contemplated by the Brookfield merger agreement, and that the Simon/Farallon offer constituted a “Superior Competing Transaction,” as that term was defined in the Brookfield merger agreement. The Mills board of directors therefore authorized management, assuming receipt of a definitive offer from Simon and Farallon with terms substantially as described at the meeting and subject to satisfaction of the terms and conditions set forth in the Simon/Farallon offer, to terminate the Brookfield merger agreement and enter into a definitive agreement with Simon and Farallon unless, within three business days after receipt of such definitive offer, Mills and Brookfield amended the Brookfield merger agreement or Brookfield irrevocably agreed to enter into an amendment to the Brookfield merger agreement that caused the transaction contemplated by the Simon/Farallon offer to cease to be a Superior Competing Transaction.

On the evening of February 11, 2007 and on February 12, 2007, Mills and its advisors continued to negotiate with Simon, Farallon and their advisors regarding the precise terms of the proposed Simon/Farallon merger agreement, the Simon credit agreement and the related transaction agreements. Following these negotiations and discussions, on the evening of February 12, 2007, Mills received a definitive offer from Simon and Farallon to acquire Mills for $24.00 per share in cash by means of a tender offer for all outstanding shares of Mills common stock, on terms substantially as described to the Mills board of directors at its meeting on February 11, 2007. In accordance with the terms of the Brookfield merger agreement, on February 12, 2007, Mills notified Brookfield of the board’s determination that the Simon/Farallon transaction constituted a Superior Competing Transaction as defined under the Brookfield merger agreement, and that the board of directors had authorized management, subject to satisfaction of the terms and conditions set forth in the Simon/Farallon offer, to terminate the Brookfield merger agreement and enter into a definitive agreement with Simon and Farallon unless, within three business days after receipt of such definitive offer, Mills and Brookfield amended the Brookfield merger agreement or Brookfield irrevocably agreed to enter into an amendment to the Brookfield merger agreement that caused the transaction contemplated by the Simon/Farallon offer to cease to be a Superior Competing Transaction. Mills also notified Brookfield that it was willing and ready to negotiate such an amendment to the Brookfield merger agreement.

On February 13, 2007, Mills issued a press release announcing the definitive and binding Simon/Farallon offer and the determination of the board of directors that the transactions contemplated by the offer constituted a Superior Competing Transaction. Mills and its advisors then sought to contact Brookfield and its advisors again to discuss the possibility that Brookfield would offer to amend the Brookfield merger agreement so that the Simon/Farallon offer would no longer constitute a Superior Competing Transaction, and the price and terms of any such amendment.

At approximately 5:40 p.m. on February 15, 2007, representatives of Brookfield met with representatives of Mills to present a written proposal for a revised transaction. In its written proposal, Brookfield offered to amend the Brookfield merger agreement to increase the cash consideration payable to Mills stockholders to $24.50 per share, and to structure the acquisition as a tender offer followed by a merger on terms similar to those proposed by Simon and Farallon, as opposed to a one-step merger as contemplated in the original Brookfield merger agreement. The proposal also provided that, once the amendment was executed, the break-up fee payable to Brookfield if the merger agreement were to be terminated in certain circumstances would immediately increase to $125 million, in addition to expenses of up to an additional $25 million that would be payable. In the Brookfield proposal, Mills stockholders would no longer have an opportunity to elect to receive common stock in the surviving company of the merger, which Brookfield did not consider relevant to the Company’s stockholders in light of the enhanced price and tender offer structure. Brookfield’s offer also specifically provided that it would remain open only until 7:00 p.m. that evening, and that Brookfield was not prepared to participate in any further auction process involving the sale of the Company.

After receipt of the Brookfield offer, Mills inquired as to Brookfield’s willingness to increase the consideration payable to Mills stockholders, and Brookfield stated that, while it could increase its price, it could not do so by any significant amount. Mills then contacted Simon and Farallon to discuss their ability to increase the consideration payable to Mills stockholders. After discussion and negotiations, Simon and Farallon agreed to increase the cash consideration that they would offer to Mills stockholders to $25.25 per share with the break-up fee payable under their offered agreement increased to $50 million, as compared to $40 million, plus expenses of up to an additional $25 million, and submitted to Mills an irrevocable binding amendment to their previous offer with these changes.

After Mills had received notice from Brookfield earlier that day of its intent to make a counter-proposal to the Simon/Farallon offer, a telephonic meeting of the Mills board of directors had been scheduled for 6:00 p.m. on February 15, 2007. That meeting was convened but discussion was deferred while the negotiations with Brookfield, Simon and Farallon described above continued. During the evening, representatives of Company management, JPMorgan, Goldman Sachs, Wachtell Lipton, Hogan & Hartson and Latham & Watkins updated the board on the status of discussions with Brookfield and with Simon and Farallon, informed the board of the terms of the Brookfield proposal and the revised Simon and Farallon proposal and outlined the primary differences between the two proposals. JPMorgan rendered to the Mills board of directors its oral opinion, confirmed by delivery of a written opinion dated February 15, 2007, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $25.25 per share cash consideration to be paid to holders of Mills common stock in the Simon/Farallon tender offer and the merger is fair, from a financial point of view, to such holders. The Mills board of directors then unanimously resolved (with those directors affiliated with KanAm abstaining) to approve the Simon/Farallon merger agreement and the transactions contemplated by the Simon/Farallon merger agreement, and to recommend that the Mills stockholders tender their shares of Mills common stock in the tender offer.

On February 16, 2007, Mills and Mills LP executed the Simon/Farallon merger agreement, the Simon credit agreement and the related transaction agreements, and Mills, Simon and Farallon issued a joint press release announcing the execution of the merger agreement and the credit agreement. In connection with the execution of the Simon/Farallon merger agreement, Mills terminated the Brookfield merger agreement and paid to Brookfield a break-up fee of $40 million and Brookfield’s requested expenses of $25 million. Upon entering into the Simon credit agreement, Mills also terminated the Brookfield credit agreement, repaid all amounts borrowed under the Brookfield credit agreement, and paid Brookfield back-end fees of approximately $15.3 million under the Brookfield credit agreement using funds provided under the Simon credit agreement.

On March 1, 2007, Purchaser commenced the tender offer. During the pendency of the tender offer, Mills, its directors, officers and employees intend to have ongoing contacts with Purchaser, Simon and Farallon.

Recommendation of the Mills Board of Directors

On February 15, 2007, after discussions with the Company’s management and financial and legal advisors, the Mills board of directors:

•  duly and validly authorized and approved the execution, delivery and performance of the merger agreement by the Company and the consummation of the transactions contemplated by the merger agreement, including the tender offer and the merger;

•  determined that the tender offer, the merger and the other transactions contemplated by the merger agreement are fair to, advisable and in the best interests of the Mills stockholders; and

•  determined to recommend that the Mills stockholders accept the tender offer and tender their shares in the tender offer, approve the merger and adopt the merger agreement.

Accordingly, the Mills board of directors recommends that you accept the tender offer and tender your shares of Mills common stock in the tender offer.

Reasons for the Recommendation

In reaching its recommendation regarding the tender offer, the merger and the merger agreement, the Mills board of directors considered a number of factors in consultation with its outside legal and financial advisors and senior management, including the following:

•  Mills Operating and Financial Condition; Prospects of Mills.   The Mills board considered the business, operations, properties and assets, financial condition, business strategy and prospects of Mills (as well as the risks involved in achieving those prospects), the nature of the industry in which Mills competes, industry trends, and economic and market conditions, both on an historical and on a prospective basis. The Mills board considered the uncertain economic environment, Mills’ stock price volatility, market capitalization and liquidity, including the risk that Mills would not have sufficient liquidity to continue operating as a stand-alone company during calendar year 2007, the uncertainty associated with Mills’ future operational plans, and the risks inherent in Mills’ business model, as well as other risks associated with the restatement of Mills’ financial statements

(including stockholder litigation associated with the restatements, the related SEC and audit committee investigations, contractual defaults associated with the restatement and untimely filing of financial statements and the potential delisting of Mills common stock from the NYSE if such financial statements are not filed within a certain period of time).

•       Transaction Financial Terms.   The Mills board considered the current and historical market prices of the shares of Mills common stock, and the fact that the $25.25 per share consideration represented a premium of approximately 42% over the closing price of the shares on $17.77 on January 16, 2007, the last trading day before the public announcement that the Company had entered into a definitive agreement with Brookfield providing for a sale of Mills.

•       Cash Consideration; Certainty of Value.   The Mills board considered that the form of consideration to be paid to the Mills stockholders in the tender offer and the merger would be cash, thereby providing stockholders with the certainty of the value of their consideration compared to stock or other consideration and with the ability to realize immediate value for their investment.

•       Likelihood of Closing.   The Mills board considered the reasonable likelihood of the consummation of the transactions contemplated by the merger agreement in light of (1) the limited conditions in the merger agreement to the obligations of Purchaser to accept for payment and pay for the shares tendered in the tender offer, (2) the fact that Farallon already owned approximately 10.8% of the outstanding Mills common stock, (3) the fact that Simon had entered into an option agreement to acquire an additional approximately 4.9% of the outstanding shares of Mills common stock from Stark Master Fund Ltd at a price equal to the tender offer price, and (4) the fact that the consummation of the tender offer and the merger was not contingent on Simon’s, Farallon’s or Purchaser’s ability to secure financing commitments (as well as the board’s assessment of the likelihood that Simon, Farallon and Purchaser would be able to secure financing).

•       Timing of Closing.   The Mills board considered the anticipated timing of consummation of the transactions contemplated by the merger agreement and the structure of the transaction as a cash tender offer, which should allow stockholders to receive the cash consideration in a relatively short timeframe, followed by a merger in which stockholders will receive the same consideration as received by stockholders who tendered their shares in the tender offer.

•       JPMorgan Fairness Opinion.   The Mills board considered presentations from JPMorgan and the written opinion of JPMorgan, dated February 15, 2007, that the $25.25 per share cash consideration to be paid to holders of Mills common stock in the tender offer and the merger is fair, from a financial point of view, to such holders. The full text of JPMorgan’s written opinion, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex II and filed as Exhibit (a)(7) hereto and is incorporated herein by reference. JPMorgan’s opinion is directed only to the fairness, from a financial point of view, to the holders of shares of Mills common stock of the $25.25 per share cash consideration to be received by such holders in the tender offer and the merger, and does not address the fairness or any other aspect of the tender offer and the merger. The opinion also does not address the relative merits of the tender offer and the merger as compared to other business strategies or transactions that might be available with respect to Mills, nor does it address Mills’ underlying business decision to engage in the tender offer and the merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender their shares in the tender offer, as to how such stockholder should vote with respect to the merger or any other matter, or as to any other actions to be taken by any stockholder in connection with the tender offer or the merger. Stockholders are encouraged to read the opinion carefully in its entirety.

•       Strategic Alternatives.   The Mills board considered the fact that Mills and the board had conducted a thorough, independent review of Mills’ alternatives over the course of a year, including remaining as an independent company, had solicited and received proposals to acquire Mills and had negotiated with several interested parties, including Brookfield, and that the merger agreement (including the tender offer) was the most favorable proposal received by Mills, including as to price and certainty, as of the date of the board’s determination.

•       Negotiations and Terms of the Merger Agreement.   The Mills board considered the efforts made by the Mills board, management and their advisors to negotiate a merger agreement favorable to Mills and its stockholders and the financial and other terms and conditions of the merger agreement, including that (1) neither the tender offer nor the merger are subject to a financing condition, (2) the conditions to the tender offer are specific and limited, and not within the control or discretion of Purchaser and, in the board’s judgment, are likely to be satisfied, and (3) subject to compliance with the terms and conditions of the merger agreement, Mills is permitted to terminate the merger agreement in order to approve an alternative transaction proposed by a third party that is a Superior Competing Proposal as defined in the merger agreement, upon the payment to Offeror of a $50 million termination fee plus expenses of up to $25 million, and its belief that such termination fee was reasonable in the context of break-up fees that were payable in other transactions and would not preclude another party from making a competing proposal.

•       Negotiations and Terms of the Credit Agreement.   The Mills board considered the efforts made by the Mills board, management and their advisors to negotiate a credit agreement favorable to Mills and its stockholders and the financial and other terms and conditions of the credit agreement, including that (1) the credit agreement would provide liquidity to the Mills until completion of the tender offer and the merger and (2) the credit agreement contained standstill protections that prevented Simon during the term of the merger agreement from exercising customary remedies after an event of default except in certain limited circumstances.

•       Appraisal Rights.   The Mills board considered the fact that Mills stockholders who do not tender their shares of Mills common stock pursuant to the tender offer will have the right to demand appraisal of the fair value of their shares under the Delaware General Corporation Law in lieu of receiving the consideration payable in the second-step merger.

The board of directors also considered a variety of risks and other potentially negative factors concerning the merger agreement and the tender offer, including the following:

•       No Continued Investment.   The Mills board considered the fact that, subsequent to the completion of the merger, Mills will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent Mills stockholders from being able to participate in any value creation that Mills could generate going forward, as well as any future appreciation in value of Mills.

•       Tax Treatment.   The Mills board considered the fact that gains from the transaction would be taxable to the Mills stockholders for U.S. federal income tax purposes.

•       Conditions to Closing.   The Mills board considered the conditions to Purchaser’s obligation to accept for payment and to pay for the tendered Mills common stock, and the possibility that such conditions may not be satisfied, including as a result of events outside of Mills’ control. The Mills board considered the fact that, if the tender offer and the merger are not consummated, Mills’ directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Mills will have incurred significant transaction costs attempting to consummate the transaction, and Mills may have lost customers, partners, and employees after the announcement of the tender offer. The Mills board also considered the fact that, if the tender offer and the merger are not completed, the market’s perception of Mills’ continuing business could potentially result in a loss of customers, vendors, business partners and employees, and that the trading price of Mills common stock could be adversely affected.

•       Termination Fee and Expenses.   The Mills board considered the restrictions that the merger agreement imposes on Mills’ ability to solicit competing bids, and provisions in the merger agreement that require Mills to pay to Purchaser a termination fee of $50 million plus expenses of up to $25 million under certain circumstances (including the potential effect of such termination fee and expenses in deterring other potential acquirors from proposing alternative transactions).

•       Other Interests.    The Mills board was aware of the potential conflicts of interest between Mills and certain of its executive officers and directors as a result of the transactions contemplated by the tender offer and the merger as described above under Item 3.

After considering these factors, the board concluded that the positive factors relating to the merger agreement and the tender offer substantially outweighed the potential negative factors.

In addition to the reasons described above, the Mills board of directors determined to recommend that Mills stockholders accept the tender offer and tender their shares in the tender offer because tendering stockholders will receive cash in a relatively short time period, delivering certainty of value without the significant delays that might be required to complete a second-step merger. The board also recommends that Mills stockholders tender their shares in the tender offer because, if the minimum tender condition of the tender offer is not satisfied within the time period outlined in the merger agreement, Purchaser will have the ability to terminate the merger agreement and Mills will face significant liquidity, operational and other risks as a continuing stand-alone company.

The foregoing discussion summarizes the material factors considered by the board of directors in its consideration of the merger agreement and the tender offer, and is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the tender offer and the merger, the Mills board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Mills board applied his or her own personal business judgment to the process and may have given different weight to different factors. The board approved and recommended the merger agreement and the tender offer based upon the totality of the information presented to and considered by it.

Intent to Tender

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, affiliates or subsidiaries intend to tender for purchase pursuant to the tender offer all shares owned of record or beneficially owned and over which they have dispositive power, other than shares subject to options, restricted shares and stock appreciation rights, which will become vested and cashed out in connection with the transactions contemplated by the merger agreement, as described above in Item 3.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

J.P. Morgan Securities Inc.   J.P. Morgan Securities Inc. (“JPMorgan”) is acting as Mills’ financial advisor in connection with the tender offer and the merger. Pursuant to the terms of JPMorgan’s engagement, Mills has agreed to pay JPMorgan a cash fee equal to 0.17% of the aggregate consideration paid in the tender offer and the merger (including amounts paid for the Company’s common and preferred stock, as well as options and convertible securities, and the principal amount of indebtedness for borrowed money outstanding immediately prior to the completion of the tender offer), which fee will depend on the aggregate consideration paid at the closing of the transaction, as described in the previous sentence, but is estimated to be approximately $13.7 million, and which will be payable upon satisfaction of the minimum tender condition of the tender offer. JPMorgan will also be reimbursed for its reasonable expenses. Mills also agreed to indemnify JPMorgan and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of their engagement.

JPMorgan and certain of its affiliates have performed in the past, and may continue to perform, certain services for Mills and its subsidiaries, all for customary compensation. Such past services have included acting as lead agent for certain of Mills’ financing arrangements, acting as administrative agent for Mills’ $1 billion unsecured credit facility, $200 million term loan and $150 million term loan, acting as placement agent in connection with a placement of $100 million of Mills’ trust preferred securities in February 2006 (of which $74 million has been placed with “qualified institutional buyers,” with the remaining $26 million held by JPMorgan), acting as lender for Mills’ $625 million mortgage for its Sawgrass Mills property in April 2006 and acting as advisor to Mills in connection with the sale of its interests in the Vaughan Mills, St. Enoch Centre and Madrid Xanadú properties for approximately $988 million in October 2006. In addition, certain of JPMorgan’s affiliates are parties to derivatives and hedging transactions with Mills and its subsidiaries. In the ordinary course of business, JPMorgan and its affiliates may actively trade the debt and equity securities of Mills, Mills LP, Simon and/or Farallon for its own account or for the accounts of customers and, accordingly, it may at any time hold long or short positions in such securities.

Goldman, Sachs & Co.   Goldman, Sachs & Co. (“Goldman Sachs”) is acting as Mills’ financial advisor in connection with the tender offer and the merger. Pursuant to the terms of Goldman Sachs’ engagement, Mills has agreed to pay Goldman Sachs a cash fee equal to 0.17% of the aggregate consideration paid in the tender offer and the merger (including amounts paid for the Company’s common and preferred stock, as well as options and convertible securities, and the principal amount of indebtedness for borrowed money outstanding immediately prior to the completion of the tender offer), which fee will depend on the aggregate consideration paid at the closing of the transaction, as described in the previous sentence, but is estimated to be approximately $13.7 million, and which will be payable upon completion of the tender offer. Goldman Sachs will also be reimbursed for its reasonable expenses. Mills also has agreed to indemnify Goldman Sachs and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of their engagement. The Company’s board of directors did not request Goldman Sachs to render an opinion as to the fairness, from a financial point of view, to the holders of the Company’s equity securities of the consideration to be received by such holders in the tender offer or the merger, and Goldman Sachs did not deliver any such opinion. Goldman Sachs’ advisory services were provided only for the information of the Company’s board of directors in connection with its consideration of the proposed transaction and Goldman Sachs does not make a recommendation with respect to how or whether any security holder should tender or vote with respect to the transaction.

As referred to above in Item 4, Mills LP, as borrower, Mills and certain of its other subsidiaries as guarantors, and Goldman Sachs Mortgage Company as administrative agent and collateral agent and as lender, entered into a senior secured credit and guaranty agreement dated as of May 19, 2006 (as amended, restated or otherwise modified, the “Goldman Sachs credit agreement”). Goldman Sachs did not act as an advisor to the Company in relation to the Goldman Sachs credit agreement (including with respect to the structure, terms or pricing thereof), and the Company did not rely on Goldman Sachs for advice with respect to such matters. Pursuant to the Goldman Sachs credit agreement, Mills LP borrowed an initial term loan in the aggregate principal amount of approximately $1.484 billion. Also, upon the closing of the Goldman Sachs  credit agreement, Goldman Sachs Mortgage Company purchased certain existing construction loans, under which certain events of default were outstanding, in an aggregate principal amount of approximately $500 million, which had been extended by various lenders to certain subsidiaries of Mills LP. Following the closing of the Goldman Sachs credit agreement, Mills LP consummated during 2006 various asset sales, the net proceeds of which were applied to mandatory prepayments of the initial term loan, as required by the terms of the Goldman Sachs credit agreement. On December 28, 2006, the parties to the Goldman Sachs credit agreement entered into an amendment to, among other things, extend the maturity of the initial term loan beyond December 31, 2006. In connection with this extension, the construction loans were refinanced, Goldman Sachs Mortgage Company provided financing with respect to certain properties of Mills LP’s subsidiaries known as the “Cadillac Portfolio” and Goldman Sachs Mortgage Company provided an additional term loan to Mills LP under the Goldman Sachs credit agreement in the principal amount of $50 million. In connection with the execution of the Brookfield merger agreement, on January 30, 2007, Brookfield purchased from Goldman Sachs Mortgage Company the entire amount of the term loans (in an aggregate principal amount then outstanding of approximately $1.053 billion, plus accrued interest), and Goldman Sachs Mortgage Company assigned its role as agent under the credit agreement and related documents to Brookfield. In connection with the execution of the Simon/Farallon merger agreement, the Brookfield credit agreement was replaced by the Simon credit agreement. Mills LP has paid Goldman Sachs Mortgage Company various fees in connection with the transactions contemplated by the Goldman Sachs credit agreement, including the exit fees that were paid to Goldman Sachs Mortgage Company upon replacement of the term loans by the Brookfield credit agreement.

Goldman Sachs and certain of its affiliates have performed in the past, and may continue to perform and in the future may perform, certain services for Mills and its subsidiaries. Such past services have included those noted above, as well as: acting as a financial adviser to Mills in connection with the sale of its interests in the Vaughan Mills, St. Enoch Centre and Madrid Xanadú properties for approximately $988 million in October 2006; acting as a financial adviser to Mills in connection with various asset dispositions during 2004; acting as an initial purchaser in the August 2004 issuance by Mills of $316.25 million of shares of its 6.75% Series F convertible cumulative redeemable preferred stock; and Goldman Sachs Mortgage Company or its affiliates having from time to time provided certain property level and/or mezzanine loans to subsidiaries of Mills LP. In addition, certain affiliates of Goldman Sachs are parties to derivatives and hedging transactions with Mills and its subsidiaries. In connection with such services, Goldman Sachs and its affiliates have received, and may receive, compensation. In the ordinary course of business, Goldman Sachs and its affiliates may actively trade the equity and debt securities (including bank debt), or related derivative securities, of Mills, Simon, Farallon, and/or any of their respective affiliates, for its own account or for the accounts of customers and, accordingly, it may at any time hold long or short positions in such securities.

Except as otherwise noted in this Item 5, neither Mills nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Mills stockholders concerning the tender offer or the merger, except that solicitations or recommendations may be made by Mills’ directors, officers or employees, for which services no additional compensation will be paid.

ITEM 6. INTERESTS IN SECURITIES OF THE COMPANY

No transactions in the shares of Mills common stock have been effected during the past 60 days by Mills or, to Mills’ knowledge, by any of Mills’ directors, executive officers, affiliates or subsidiaries, except that:

•       on January 1, 2007, Mills issued 1,000 cash-settled restricted stock units to each member of the Mills board of directors other than Mr. Ordan;

•       on December 31, 2006, in connection with the vesting of 5,000 shares of restricted stock, 1,720 shares of common stock were withheld from Mr. Ordan in payment of the tax liability in connection with such vesting;

•       on December 29, 2006, Mills issued options to purchase 1,000 shares of Mills common stock, at an exercise price of $20 per share, to each of Jon N. Hagan, Keith Locker and S. Joseph Bruno, each of whom was elected or re-elected to the Mills board of directors on that date;

•       on December 29, 2006, each of Charles R. Black, Jr., John M. Ingram and Dietrich von Boetticher was deemed to forfeit 500 shares of Mills common stock, constituting a portion of a previously reported award of restricted stock that lapsed when those individuals ceased their service as members of the Mills board of directors on that date; and

•       on December 28, 2006, Mills issued 10,000 cash-settled restricted stock units to F. Scott Ball, the Company’s executive vice president of leasing and asset management.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

As described in further detail above under Item 4, Mills entered into a previous merger agreement with Brookfield, which was terminated shortly before Mills entered into the merger agreement with Purchaser.

Except as set forth in this document, Mills is not currently undertaking or engaged in any negotiations in response to the tender offer that relate to, or would result in: (1) a tender offer for or other acquisition of Mills securities by Mills, a subsidiary of Mills or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Mills or any of its subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of Mills or any of its subsidiaries, or (4) any material change in Mills’ present dividend rate or policy, or its indebtedness or capitalization. Except as set forth in this document or the offer to purchase, there are no transactions, resolutions of the Mills board of directors or agreements in principle or signed contracts in response to the tender offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

ITEM 8. ADDITIONAL INFORMATION

Section 14(f) Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, the Company expects to file with the SEC and transmit to Mills stockholders an information statement in connection with the possible designation by Purchaser, pursuant to the merger agreement, of certain persons to be appointed to the Mills board of directors other than at a meeting of Mills stockholders.

Anti-Takeover Statutes and Provisions

Section 203 of the Delaware General Corporation Law generally prevents an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (including an acquisition by merger) with a Delaware corporation governed by Section 203 for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Mills has expressly elected not to be governed by Section 203 of the Delaware General Corporation Law in Article XIII of the Mills certificate of incorporation, and therefore the restrictions of Section 203 are inapplicable to the tender offer, the merger and the other transactions contemplated by the merger agreement.

Ownership Limit

Article XII of the Mills certificate of incorporation contains a limit on the percentage of Mills capital stock that may be owned by any “Person” (as defined in Article XII), which ownership limit is currently 9.225%. Section 12.1 of Article XII allows the Company’s board of directors, in its sole and absolute discretion, to exempt a person from the ownership limit if that person is not an “individual” for certain tax purposes and if the person provides to the board of directors such representations and undertakings, if any, as the board may require, and if the person agrees that any violation or attempted violation of such representations and undertakings will result in the application of the ownership limit to that person.

In the merger agreement, Purchaser made certain representations to Mills relating to the ownership of Mills common stock, and Mills agreed to exempt Purchaser and its affiliates from the ownership limit. At a meeting on February 11, 2007, the Company’s board of directors voted to exempt Purchaser and its affiliates from the ownership limit in connection with the tender offer, the merger, the other transactions contemplated by the merger agreement and any other acquisition of shares, including pursuant to the Stark option agreement.

Appraisal Rights

If the merger is consummated, holders of shares of Mills common stock who have not tendered their shares in the tender offer or voted in favor of the merger (if a vote of stockholders is taken) will have certain rights under the Delaware General Corporation Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares. Holders of Mills common stock who perfect those rights by complying with the procedures set forth in Section 262 of the Delaware General Corporation Law will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the merger. In addition, such dissenting holders of Mills common stock would be entitled to receive payment of a fair rate of interest from the date of consummation of the merger on the amount determined to be the fair value of their shares.

In determining the fair value of the dissenting shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”  In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the tender offer and the merger.

Purchaser may cause the surviving corporation in the merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each dissenting share is less than the price paid in the tender offer and the merger. In this regard, holders of shares of Mills common stock should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262.

Appraisal rights cannot be exercised at this time. If a majority of the shares of Mills common stock are tendered in the tender offer and the merger proceeds, then the applicable provisions of the Delaware General Corporation Law will be provided to holders of shares of Mills common stock who did not tender shares into the tender offer. Holders of shares of Mills common stock who tender their shares in the tender offer or who vote in favor of the merger will not have appraisal rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under the Delaware General Corporation Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the Delaware General Corporation Law. Failure to strictly follow the steps required by the applicable provisions of the Delaware General Corporation Law for the preservation and exercise of appraisal rights may result in the loss of such rights. If a stockholder withdraws or loses his or her right to dissent, such stockholder’s shares will be automatically converted in the merger into the right to receive the price per share to be paid in the merger, without interest. Consequently, stockholders who wish to exercise appraisal rights are strongly urged to consult a legal advisor before attempting to exercise appraisal rights.

NYSE Delisting Procedures

On March 17, 2006, the Company notified the NYSE that its 2005 Form 10-K would be filed late. The NYSE notified Mills that it would commence suspension and delisting procedures if the 2005 Form 10-K had not been filed within six months after the filing due date, although it might, at Mills’ request, allow the securities of Mills listed on the NYSE to trade for up to an additional six months depending on specific circumstances. On September 28, 2006, the Company received a three-month extension of its listing privileges from the NYSE. On December 21, 2006, the Company received a further two-month extension of its listing privileges, through March 1, 2007.

On February 21, 2007, representatives of the Company met with the NYSE to request a further one-month extension of its listing privileges, through April 2, 2007. On February 26, 2007, the NYSE granted the requested extension, but informed Mills that it will not be able to grant any further extensions beyond April 2, 2007. Therefore, if Mills has not filed its 2005 Form 10-K by April 2, 2007, Mills expects that its NYSE-listed securities will no longer be listed on the NYSE.

Certain Litigation

Transaction-Related Litigation.   Stockholder plaintiffs have filed three complaints in the Court of Chancery in and for Newcastle County, Delaware, and five complaints in the Circuit Court for Montgomery County, Maryland, challenging the proposed Brookfield transaction. The actions filed in Delaware are captioned Kloc v. Mills Corp., et al. (Case No. 2700-N); Kaufman v. Mills Corp., et al. (Case No. 2707-N); and Young v. Mills Corp., et al. (Case No. 2723-N), and are subject to an agreed proposed order of consolidation. The Maryland actions are captioned Prieston v. Siegel, et al. (Case No. 276187-V); Leone v. Siegel, et al. (Case No. 276188-V); Staehr v. Mills Corp., et al. (Case No. 277001-V); Stevens v. Mills Corp., et al. (Case No. 278757-V); and Sofos v. Mills Ltd. P’ship, et al. (Case No. 278760-V), and are subject to an existing consolidation order. All actions are purported class actions naming Mills and its directors as defendants and alleging violation of fiduciary duties in approving the Brookfield transaction. Some actions also assert claims against Brookfield for aiding and abetting a breach of fiduciary duty. As discussed below, the Prieston and Leone actions in Maryland are additionally styled as derivative actions against Mills’ directors on behalf of the Company and seek to assert claims arising out of the Company’s announced intention to restate Mills’ and Mills LP’s previously issued financial statements. The various actions seek to enjoin the proposed Brookfield transaction, disgorgement of any profits received by the defendants as the result of wrongful conduct, and other relief. As of the date of this document, none of the plaintiffs have amended their complaints to challenge the proposed transaction between Mills and Purchaser.

Pending Putative Securities Class Actions and Partner Litigation.   A number of lawsuits arising out of the Company’s announcement of its intention to restate its and Mills LP’s previously issued financial statements have been filed against the Company, Mills LP and certain of the Company’s current and former officers and directors. These lawsuits include a series of putative class actions filed in the first quarter of 2006 in the United States District Court for the Eastern District of Virginia asserting claims against Mills, Mills LP, Laurence C. Siegel, a director and formerly Non-Executive Chairman and Chairman of the Board and Chief Executive Officer, Mary Jane Morrow, formerly Chief Financial Officer, Dietrich Von Boetticher, a former director, and certain underwriters of our public offering of Series G preferred stock. These putative class actions asserted various claims arising under the federal securities laws, including claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. The first of these actions was filed on January 20, 2006 and all the several securities actions have since been consolidated under the caption In re The Mills Corporation Securities Litigation, No: 1:06cv77 (GBL/TJR) (E.D. Va.). An additional complaint, styled Foster v. The Mills Corporation, et al., No. 1:06cv1446, was filed in the same court on December 22, 2006, against Mills, Mills LP, certain of the Company’s current or former officers and directors, and other defendants, alleging claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended. An unopposed motion to consolidate the Foster case with In re The Mills Corporation Securities Litigation, described above, is pending. The Iowa Public Employees’ Retirement System and the Public Employees’ Retirement System of Mississippi have been appointed by the Court as the lead plaintiffs in In re The Mills Corporation Securities Litigation. The Court’s scheduling order in the action directs that the lead plaintiffs file a consolidated complaint within 30 days following the Company’s release of restated financial statements and provides additional time periods for all defendants named in the consolidated complaint to respond. No response to the current pleadings by any named defendant has been filed or is due.

In addition, the Company and Mills LP are defendants in an action brought in the Delaware Chancery Court on March 31, 2006 by Herbert Miller and related partnerships and family trusts, all of whom are limited partners in Mills LP, in an action entitled Miller, et al. v. The Mills Corporation, et al., C.A. No. 2046-N. The plaintiffs assert claims for breach of contract arising out of the announcement of the Company’s intent to restate Mills’ and Mills LP’s previously issued financial statements. The plaintiffs seek damages and certain equitable relief, including the appointment of a receiver to oversee the Company’s exercise of its duties as general partner of Mills LP. On July 14, 2006, the plaintiffs filed an amended complaint that added certain factual allegations but did not change the legal claims or the relief sought. On December 5, 2006, the Company’s and Mills LP’s motion to dismiss was denied. Harry H. Nick, one of the Company’s directors, served at the time this litigation was brought as one of three trustees of one of the Miller family trusts that is a plaintiff in this lawsuit. Mr. Nick has advised the Company that he did not participate in the decision to file the lawsuit and that he resigned as a trustee of the trust in April 2006.

Pending Putative Derivative Actions.   Beginning in the first quarter of 2006, a series of putative derivative actions were filed in the United States District Court for the Eastern District of Virginia asserting, purportedly on behalf of the Company, claims for, among other things, breach of fiduciary duty, against the Mills board of directors and, in some instances, against certain of the Company’s current and former officers. The action arises out of the same events underpinning the putative securities class action claims described above, including the announcement of the Company’s intention to restate its and Mills LP’s previously issued financial statements. The first of these actions was filed on March 9, 2006. A total of five putative derivative actions were filed in federal court in the Eastern District of Virginia. Three of these actions—Kloc v. Siegel, et al., No. 1:06cv0422, Young v. Siegel, et al., No. 1:06cv00432, and Mine v. Siegel, et al., No. 1:06cv00259—have been voluntarily dismissed without prejudice. The remaining two putative derivative actions have been consolidated under the caption In re The Mills Corporation Shareholder Derivative Litigation, No: 1:06-cv-0259 (E.D. Va.), which has been consolidated with the putative consolidated class action securities case described above and is proceeding under the scheduling order entered in that case.

In addition, another putative derivative action was filed by Georgann Ruth Srock on March 3, 2006 in the Circuit Court for Arlington County, Virginia entitled Srock v. Siegel, et al., No. 06-294, which names the Company as a nominal defendant and asserts claims for, among other things, breach of fiduciary duty against the Mills board of directors. The action arises out of the same events underpinning the putative derivative claims filed in federal court described above, and makes substantially similar claims. A scheduling order entered by the Court in the action directs that plaintiff file an amended complaint within 30 days following the Company’s release of restated financial statements and provides additional time periods for all defendants named in the amended complaint to respond.

In addition, another putative derivative action was filed by Irving Stevens on September 15, 2006 in the Delaware Chancery Court entitled Stevens v. Nicholas, et al., No. 2425-N, which named the Company as a nominal defendant and asserted claims for, among other things, breach of fiduciary duty against the Mills board of directors. The action arose out of the same events underpinning the putative derivative claims filed in federal court and in the Arlington County Circuit Court described above, and made substantially similar claims. However, on January 18, 2007, the plaintiff filed a “Notice and Order of Dismissal” voluntarily withdrawing his complaint without prejudice. In addition, on October 5, 2006, a putative derivative action was filed by Samuel T. Cohen in Delaware Chancery Court. The Cohen complaint is substantially identical to the Stevens complaint and was filed by the same counsel, but since the time of its filing it has not been served on any of the defendants.

In addition, two substantially identical putative derivative actions were filed by Deems Prieston and by Joseph Leone on October 30, 2006 in the Circuit Court for Montgomery County, Maryland entitled Prieston v. Siegel, et al., No. 276187V, and Leone v. Siegel, et al., No. 276188V, respectively, which name the Company as a nominal defendant and assert claims for, among other things, breach of fiduciary duty against the Mills board of directors and certain of the Company’s current or former officers. The actions arise out of the same events underpinning each of the other putative derivative claims described above, and make substantially similar claims. The parties have submitted an agreed scheduling order in the actions that directs that plaintiffs file amended complaints within 30 days following the Company’s release of restated financial statements and provides additional time periods for all defendants named in the amended complaints to respond.

Any recovery on any of the derivative claims would be for the benefit of the Company. If the merger (or any alternative merger) is consummated, then the plaintiffs may lose standing to pursue these actions. However, stockholders who properly invoke their appraisal rights in a merger in accordance with the applicable provisions of the Delaware General Corporation Law would be entitled to have the value, if any, of such causes of action considered in the evaluation of the fair value of their shares.

Certain Financial Information

Mills does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of Mills by Simon and Farallon, Mills provided to Simon and Farallon certain non-public internal financial projections regarding its anticipated future cash sources and uses for the 2007 fiscal year. These internal financial projections were also provided to Brookfield. A summary of these internal financial projections is set forth in the offer to purchase.

The internal financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The summary of these internal financial projections is not being included in this document to influence your decision whether to tender your shares in the tender offer, but because these estimated sources and uses of funds for 2007 were made available by Mills to Simon and Farallon.

These internal financial projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Mills’ management. Important factors that may affect actual results and result in the projection results not being achieved include, but are not limited to, the costs incurred by Mills in connection with its pursuit of its strategic alternatives process and the restatement of its financial statements; unanticipated property abandonment or impairment costs;  delays in property developments due to weather, unforeseen conditions, labor shortages, scheduling problems with contractors, subcontractors or suppliers; increased development costs; fluctuations in interest rates; the market environment in the retail industry; the failure to retain key management and operational personnel; adverse reactions to the strategic alternatives process, the restatement process or the tender offer by customers, suppliers and strategic partners; and other risks described in Mills’ annual report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2004. In addition, the internal financial projections may be affected by Mills’ ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Mills’ control. The internal financial projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial projections in this document should not be regarded as an indication that any of Mills, Mills LP, Simon, Farallon or their respective affiliates, advisors or representatives considered or consider the internal financial projections to be predictive of actual future events, and the internal financial projections should not be relied upon as such. None of Mills, Mills LP, Simon, Farallon or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from these internal financial projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial projections to reflect circumstances existing after the date such internal financial projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of Mills nor Mills LP, nor, to the knowledge of Mills, Simon or Farallon, intends to make publicly available any update or other revisions to these internal financial projections. None of Mills, Mills LP or their respective affiliates, advisors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Mills or Mills LP compared to the information contained in these internal financial projections or that projected results will be achieved. Mills has made no representation to Simon or Farallon, in the Merger Agreement or otherwise, concerning these internal financial projections.

In addition, Mills provided to Simon and Farallon, as well as to Brookfield, certain non-public preliminary unaudited historical financial information of the Company, which is also included in the offer to purchase. This preliminary historical financial information was provided with the understanding that the Company’s closing process was not complete and accordingly, was therefore subject to revision, which might be material. This preliminary historical financial information was also provided with the understanding that the audit of the financial statements was in process. As a result, the Company indicated that this information should not be relied upon. There can be no assurance that this information will be consistent with final audited information, and the inclusion of this information should not be regarded as an indication that any of Mills, Mills LP, or any of the Company’s affiliates, directors, officers, partners or representatives has made or makes any representation to any person regarding the accuracy or reliability of this information. In addition, none of Mills, Mills LP, or any other person undertakes any obligation to update or otherwise revise or reconcile this information to reflect circumstances after the date this information was generated or to reflect the occurrence of future events that may result in this information being in error.

Vote Required to Approve the Merger

The Mills board of directors has approved the tender offer, the merger and the merger agreement in accordance with the Delaware General Corporation Law. In the event that the minimum tender condition required to be met under the merger agreement has been satisfied, after the purchase of shares of Mills common stock pursuant to the tender offer, Purchaser will own a majority of the outstanding shares of Mills common stock and will be able to effect the merger without the affirmative vote of any other Mills stockholder. If required by applicable law, an information statement complying with applicable SEC rules would be circulated to stockholders. It is possible that, in this event, preparation of certain financial statements of Mills may be required by applicable law, in which case the consummation of the merger could be significantly delayed.

In addition, under Section 253 of the Delaware General Corporation Law, if a person acquires at least 90% of the outstanding shares of a corporation, such person can cause a merger to occur between such person and such corporation without a meeting of the corporation’s stockholders. Pursuant to the merger agreement, if all conditions to the merger have been satisfied and a short form merger is available pursuant to Section 253, Purchaser will cause the merger to occur pursuant to Section 253 without a meeting of Mills’ stockholders. Mills has granted an option to Purchaser to purchase shares of Mills common stock if, after the exercise of the option, Purchaser would hold enough shares to effect a short form merger pursuant to Section 253. See the description of the option agreement under Item 3 above, which is incorporated herein by reference.

ITEM 9. EXHIBITS

Exhibit Number	Description
(a)(1)	Letter to Mills stockholders, dated March 1, 2007
(a)(2)	Offer to Purchase, dated March 1, 2007 (incorporated by reference to Exhibit (a)(1) of the Schedule TO of SPG-FCM Ventures, LLC filed on March 1, 2007)
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Schedule TO of SPG-FCM Ventures, LLC filed on March 1, 2007)
(a)(4)	Section 14(f) Information Statement*
(a)(5)	Opinion of J.P. Morgan Securities Inc., dated February 15, 2007 (included as Annex I to this Solicitation/Recommendation Statement on Schedule 14D-9)
(a)(6)

Press Release issued jointly by The Mills Corporation, Simon Property Group, Inc., and Farallon Capital Management, L.L.C., on February 16, 2007 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by The Mills Corporation on February 16, 2007)

(a)(7)

Email to employees of The Mills Corporation from Mark Ordan, dated February 16, 2007 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by The Mills Corporation on February 16, 2007)

(e)(1)

Agreement and Plan of Merger, dated as of February 12, 2007, by and among SPG-FCM Ventures, LLC, SPG-FCM Acquisition, Inc., SPG-FCM Acquisition, L.P., The Mills Corporation and The Mills Limited Partnership (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Mills Corporation on February 16, 2007)

(e)(2)

Credit and Guaranty Agreement, dated as of February 16, 2007, by and among The Mills Limited Partnership, as Borrower, The Mills Corporation, as Parent, certain of its subsidiaries, as Guarantors, the Lenders party thereto, and Simon Property Group, L.P., as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by The Mills Corporation on February 16, 2007)

(e)(3)

Letter Agreement re: Equity Commitment, dated as of February 12, 2007, from Simon Property Group, L.P. to SPG-FCM Ventures, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Mills Corporation on February 16, 2007)

(e)(4)

Letter Agreement re: Equity Commitment, dated as of February 12, 2007, from Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., and Tinicum Partners, L.P., to SPG-FCM Ventures, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by The Mills Corporation on February 16, 2007)

(e)(5)

Letter Agreement re: Simon Property Group, L.P. OP Units, dated as of February 12, 2007, from Simon Property Group, L.P. to The Mills Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by The Mills Corporation on February 16, 2007)

(e)(6)

Letter Agreement re: Farallon Funds Lock-Up, dated as of February 12, 2007, from Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., and Tinicum Partners, L.P., to The Mills Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by The Mills Corporation on February 16, 2007)

(e)(7)

Short Form Merger Option Agreement, dated as of February 12, 2007, among The Mills Corporation, SPG-FCM Ventures, LLC, and SPG-FCM Acquisition, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by The Mills Corporation on February 16, 2007)

(e)(8)

Confidentiality Agreement, dated as of February 7, 2007, among Farallon Capital Management, L.L.C., and The Mills Corporation (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed by Farallon Capital Management, L.L.C. on February 8, 2007)

*                    To be filed by amendment.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

THE MILLS CORPORATION
By:	/s/ Richard J. Nadeau
	Name:	Richard J. Nadeau
	Title:	Executive Vice President and
Chief Financial Officer

Dated: March 1, 2007

Annex I

February 15, 2007

The Board of Directors
The Mills Corporation
5425 Wisconsin Avenue
Chevy Chase, MD  20815

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Shares”), of The Mills Corporation (collectively with its subsidiaries and affiliates, the “Company”) of the Merger Consideration (as defined below) to be paid to such holders in the proposed Tender Offer (as defined below) and subsequent Merger (as defined below) of a wholly owned subsidiary of SPG-FCM Ventures, LLC, a limited liability company formed by Simon Property Group, Inc. and Farallon Capital Management, L.L.C. (the “Merger Partner”) with the Company. Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, The Mills Limited Partnership, the Merger Partner, SPG-FCM Acquisition, Inc., a newly-formed wholly-owned subsidiary of the Merger Partner (“Merger Sub”), and SPG-FCM Acquisition, L.P., a newly-formed wholly-owned subsidiary of Merger Sub, (i) Merger Partner will commence a cash tender offer to purchase all of the outstanding Company Common Shares (the “Tender Offer”) and (ii) Merger Sub shall merge with and into the Company and the Company shall continue as the surviving entity (the “Two-Step Merger”) or, if the Merger Partner is for any reason prevented by applicable law from undertaking or consummating the Tender Offer, the Company shall merge with and into Merger Sub by means of a one-step merger (the “One-Step Merger”). The Tender Offer, the Two-Step Merger and the One-Step Merger are collectively referred to as the “Merger”. Pursuant to the Agreement, each holder of Company Common Shares issued and outstanding, other than Company Common Shares held in treasury or owned by the Merger Partner or any of its wholly owned subsidiaries, shall be entitled to (a) receive $25.25 per share for each Company Common Share tendered in connection with the Tender Offer or (b) shall be converted into the right to receive the Offer Price in the Two-Step Merger or One-Step Merger (the “Merger Consideration”).

In arriving at our opinion, we have (i) reviewed a draft dated February 12, 2007 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Merger Partner or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Merger Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Merger and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Merger Partner, and the other parties to the Agreement in the Agreement are and will be true and correct in all ways material to our analysis. We have further assumed compliance with Section 5.4(b) of the Agreement and Plan of Merger dated as of January 17, 2007, by and among Brookfield Asset Management Inc. and the Company. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of Company Common Shares in the proposed Merger and we express no opinion as to the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger.

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services, which will become payable upon satisfaction of the minimum tender condition of the Tender Offer. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement and to pay our reasonable expenses with respect to our engagement. We and certain of our affiliates have performed in the past, and may continue to perform, certain services for the Company and its subsidiaries all for customary compensation. Such past services have included acting as lead agent for certain of the Company’s financing arrangements, acting as administrative agent for the Company’s $1 billion unsecured credit facility, $200 million term loan and $150 million term loan, acting as placement agent in connection with a placement of $100 million of the Company’s trust preferred securities in February 2006 (of which $74 million has been placed with “qualified institutional buyers”, with the remaining $26 million held by JPMorgan Securities Inc.), acting as lender for the Company’s $625 million mortgage for its Sawgrass Mills property in April 2006 and acting as adviser to the Company in connection with the sale of its interest in the Vaughn Mills, St. Enoch Centre and Madrid Xanadu properties for approximately $988 million in October 2006. In addition, certain of our affiliates are parties to derivatives and hedging transactions with the Company and its subsidiaries. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company, The Mills Limited Partnership or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Merger Consideration to be paid to the holders of Company Common Shares in the proposed Merger is fair, from a financial point of view, to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to whether or not such shareholder should tender such shareholder’s shares into the Tender Offer or how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any tender offer disclosure, proxy, prospectus or information statement mailed to shareholders of the Company and in any document the Company must, under any applicable law, file with the Securities and Exchange Commission in connection with the Tender Offer or the Merger, but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

J.P. Morgan Securities Inc.